UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 29, 2021

VALLEY NATIONAL BANCORP

(Exact Name of Registrant as Specified in Charter)

New Jersey	1-11277	22-2477875
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

One Penn Plaza, New York, New York	10119
(Address of Principal Executive Offices)	(Zip Code)

(973) 305-8800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	VLY	Nasdaq Global Select Market
Non-Cumulative Perpetual Preferred Stock, Series A, no par value	VLYPP	Nasdaq Global Select Market
Non-Cumulative Perpetual Preferred Stock, Series B, no par value	VLYPO	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On June 29, 2021, Valley National Bancorp (“Valley”) and The Westchester Bank Holding Corporation (“Westchester”) issued a joint press release announcing the execution of the Merger Agreement (as defined below), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Presentation materials used in connection with an investor presentation related to the Merger (as defined below) are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

The information being furnished pursuant to Item 7.01 of this report (including Exhibits 99.1 and 99.2) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information in this Item 7.01 will not be deemed an admission as to the materiality of any information herein (including Exhibits 99.1 and 99.2).

Item 8.01 Other Events.

On June 29, 2021, Valley entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Westchester, a Delaware corporation and the parent company of The Westchester Bank (“TWB”), pursuant to which, upon the terms and subject to the conditions of the Agreement, Westchester will merge with and into Valley, with Valley as the surviving entity (the “Merger”), and simultaneously with the Merger, TWB will merge with and into Valley National Bank, with Valley National Bank as the surviving entity.

Upon the terms and subject to the conditions of the Agreement, upon the consummation of the Merger, holders of Westchester’s common stock will receive 229.645 shares of Valley’s common stock for each share of Westchester’s common stock and holders of unexercised Westchester stock options will receive in the aggregate approximately $10 million in cash. The Merger is subject to customary representations and warranties and covenants by Valley and Westchester, including, among others, covenants relating to (a) the conduct of each party’s business during the period prior to the consummation of the Merger and (b), subject to certain limited exceptions, (1) Westchester’s obligations to facilitate Westchester’s stockholders’ consideration of, and voting upon, the Merger Agreement and the Merger, (2) the recommendation by Westchester’s board of directors in favor of approval of the Merger Agreement and the Merger, (3) Westchester’s obligation to submit the Merger Agreement to its stockholders for approval at a meeting of stockholders held for that purpose, and (4) Westchester’s non-solicitation obligations relating to alternative business combination transactions. In addition, the Merger is subject to customary closing conditions and termination rights, and further provides that a termination fee of $8.5 million will be payable by Westchester to Valley upon termination of the Merger Agreement under certain specified circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, and were and are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them or any descriptions of them as statements of facts or conditions of Valley, Westchester or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Valley, Westchester, their respective affiliates, or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Valley, Westchester, their respective affiliates or their respective businesses, the Merger Agreement, and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Westchester and a prospectus of Valley, as well as in the Forms 10-K, Forms 10-Q and other filings that Valley makes with the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing description of the Merger Agreement and the transactions contemplated therein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Important Information and Where to Find It

This current report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Valley of Westchester. No offer of securities shall be made except by

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means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, Valley will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Westchester and a prospectus of Valley (the “Proxy Statement/Prospectus”), and Valley may file with the SEC other relevant documents concerning the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Westchester. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY VALLEY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VALLEY, WESTCHESTER AND THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about Valley, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed by Valley. You will also be able to obtain these documents, when they are filed, free of charge, from Valley at www.valley.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, at Valley’s website at http://ir.valleynationalbank.com or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800, or by directing a request to The Westchester Bank Holding Corporation, 12 Water Street, White Plains, New York 10601.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Valley or Westchester. However, Valley, Westchester and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Westchester in respect of the proposed transaction. Information about Valley’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 8, 2021, and other documents filed by Valley with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

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Forward Looking Statements

This current report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations, including the potential effects of the COVID-19 pandemic on Valley’s businesses and financial results and conditions. Forward-looking statements include, without limitation, statements relating to the impact Valley and Westchester expect the proposed merger to have on the combined entity’s operations, financial condition, and financial results, and Valley’s and Westchester’s expectations about the ability to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies Valley and Westchester expect to realize as a result of the proposed acquisition. These statements may be identified by such forward-looking terminology as “should,” “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” or similar statements or variations of such terms. Such forward looking statements involve certain risks and uncertainties. Such forward-looking statements are based on various assumptions (many of which are beyond the control of Valley and Westchester) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to: the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against Valley or Westchester; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of Valley and Westchester will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; changes in the estimates of non-recurring charges; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Valley or Westchester have business relationships; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Valley, Westchester and the proposed transaction; the continued

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impact of COVID-19 on the U.S. and global economies, including business disruptions, reductions in employment and an increase in business failures, specifically among Valley’s clients; the continued impact of COVID-19 on Valley’s employees and Valley’s ability to provide services to Valley’s customers and respond to their needs as more cases of COVID-19 may arise in Valley’s primary markets; potential judgments, claims, damages, penalties, fines and reputational damage resulting from pending or future litigation and regulatory and government actions, including as a result of Valley’s participation in and execution of government programs related to the COVID-19 pandemic or as a result of Valley’s actions in response to, or failure to implement or effectively implement, federal, state and local laws, rules or executive orders requiring that Valley grants forbearances or not act to collect Valley’s loans; the impact of forbearances or deferrals Valley is required or agree to as a result of customer requests and/or government actions, including, but not limited to Valley’s potential inability to recover fully deferred payments from the borrower or the collateral; the risks related to the discontinuation of the London Interbank Offered Rate and other reference rates, including increased expenses and litigation and the effectiveness of hedging strategies; damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation arising from claims of violations of laws or regulations, contractual claims, breach of fiduciary responsibility, negligence, fraud, environmental laws, patent or trademark infringement, employment related claims, and other matters; a prolonged downturn in the economy, mainly in New Jersey, New York, Florida and Alabama, as well as an unexpected decline in commercial real estate values within Valley’s market areas; higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law; the inability to grow customer deposits to keep pace with loan growth; a material change in Valley’s allowance for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deterioration in Valley’s loan and investment portfolios; the need to supplement debt or equity capital to maintain or exceed internal capital thresholds; greater than expected technology related costs due to, among other factors, prolonged or failed implementations, additional project staffing and obsolescence caused by continuous and rapid market innovations; the loss of or decrease in lower cost funding sources within Valley’s deposit base, including Valley’s inability to achieve deposit retention targets under Valley’s branch transformation strategy; cyber attacks, computer viruses or other malware that may breach the security of Valley’s websites or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage Valley’s systems; results of examinations by the Office of the Comptroller of the Currency (OCC), the Federal Reserve Bank (FRB), the Consumer Financial Protection Bureau (CFPB), and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase Valley’s allowance for credit losses, write down assets, reimburse customers, change the way Valley does business, or limit or eliminate certain other banking activities; our inability or determination not to pay

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dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in Valley’s capital requirements or a decision to increase capital by retaining more earnings; unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on Valley’s business caused by severe weather, the COVID 19 pandemic or other external events; unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, changes in regulatory lending guidance or other factors; and the failure of other financial institutions with whom Valley has trading, clearing, counterparty and other financial relationships; and other factors, many of which are beyond the control of us and Westchester. A detailed discussion of factors that could affect Valley’s results is included in Valley’s SEC filings, including the “Risk Factors” section of Valley’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in Valley’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Valley with the SEC and are available on the SEC’s website at www.sec.gov. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Valley and Westchester undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in our expectations, except as specifically required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1	Joint press release, dated June 29, 2021.

99.2	Valley National Bancorp investor presentation materials.

99.3	Agreement and Plan of Merger, by and between Valley National Bancorp and The Westchester Bank Holding Corporation, dated as of June 29, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2021	VALLEY NATIONAL BANCORP

	By:	/s/ Ronald H. Janis
Ronald H. Janis
Senior Executive Vice President and General Counsel

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Exhibit 99.1

FOR IMMEDIATE RELEASE
Contacts:
Valley National Bancorp	The Westchester Bank Holding Corporation
Michael D. Hagedorn	John M. Tolomer
Senior Executive Vice President and	President and
Chief Financial Officer	Chief Executive Officer
(973) 872-4885	(914) 509-8584

VALLEY NATIONAL BANCORP EXPANDS INTO DYNAMIC WESTCHESTER COUNTY, NY MARKET WITH ACQUISITION OF HIGH-PERFORMING WESTCHESTER BANK HOLDING CORPORATION

NEW YORK, N.Y., and WHITE PLAINS, N.Y. – Tuesday, June 29, 2021 –Valley National Bancorp (“Valley”) (NASDAQ:VLY) and The Westchester Bank Holding Corporation (“Westchester”) announced today that they have entered into a definitive merger agreement whereby Valley will acquire Westchester, parent company of The Westchester Bank. The acquisition of this high-performing commercial bank will provide Valley a physical footprint and additional commercial lending expertise in the demographically attractive Westchester County (NY) market.

Westchester is the largest independent commercially focused bank headquartered in Westchester County with total assets of $1.3 billion, total loans of over $0.9 billion, and total deposits above $1.1 billion across its seven branch network as of March 31, 2021. Westchester has consistently produced returns on average assets above 1.25% supported by a robust net interest margin, and an efficiency ratio below 50%. This acquisition will supplement Valley’s existing Westchester County lending operations, and add a strong low-cost core funding base in the market.

Under the terms of the merger agreement, the stockholders of Westchester will receive 229.645 shares of Valley common stock for each share of Westchester common stock they own. Based on Valley’s closing stock price on June 28, 2021, Westchester’s stockholders will receive approximately $210 million in Valley common stock. Existing Westchester options will be cashed out for approximately $10 million in cash.

This strategically compelling acquisition fills in a geographic gap within Valley’s metro New York franchise, and will meaningfully enhance Valley’s presence and growth opportunities within the densely populated, affluent, and commercially active Westchester County market. This acquisition is also expected to be approximately 1% accretive to Valley’s earnings, and neutral to Valley’s pro forma tangible book value and capital ratios at close.

Ira Robbins, Valley’s Chairman, President & CEO commented that, “Under John Tolomer’s leadership, Westchester has evolved into a high-performing and growth-oriented commercial bank in a desirable market. Westchester’s conservative credit culture and high-touch approach to commercial banking align extremely well with Valley’s own value proposition.” He also stated, “We look forward to having John and his team join Valley where they will continue to drive growth in the Westchester County market that they know so well. The ability to offer Valley’s comprehensive suite of financial solutions to Westchester’s commercial customers, along with the support of our larger balance sheet and significant capital resources, should drive meaningful growth for Valley in the Westchester County market. We are excited to support John and his team in the next evolution of their company as a part of the Valley family.”

John Tolomer, President & CEO of Westchester said, “We are thrilled about our new partnership with Valley and the opportunities for growth that it will provide for our employees and customers. The infrastructure and culture that has been built at Valley over the past few years will enable our customers to access a robust product offering while still receiving access to the local decision making and exceptional service they have become accustomed to at The Westchester Bank.” Following the closing, Mr. Tolomer will join Valley as Market President leading Valley’s Westchester County efforts.

On a pro-forma basis as of March 31, 2021, the combined company’s balance sheet would have $43 billion of assets, and $34 billion of each loans and deposits. The addition of Westchester’s seven branches will bring Valley’s branch count to 233 comprised of 131 in New Jersey, 45 in New York, 41 in Florida, and 16 in Alabama. Valley has a track record of successfully integrating acquisitions in a way that minimizes customer disruption and delivers profitable growth while maintaining strong credit metrics and a well-capitalized balance sheet. Integration risk in the transaction is mitigated by Westchester’s relative size and Valley’s familiarity with the Westchester market, where pre-acquisition loan balances are already over $425 million. The transaction should not disrupt Valley’s internal initiatives, organic growth efforts across its footprint, or the consideration of other strategic opportunities.

The acquisition is expected to close in the fourth quarter of 2021, subject to standard regulatory approvals, approval of Westchester stockholders, as well as other customary conditions. An investor presentation with additional information about the transaction can be found on Valley’s website at www.valley.com.

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Covington & Burling LLP acted as legal counsel to Valley. Raymond James & Associates, Inc. served as financial advisor to Westchester, and Goodwin Procter LLP served as its legal counsel.

About Valley

As the principal subsidiary of Valley National Bancorp, Valley National Bank is a regional bank with approximately $41 billion in assets as of March 31, 2021. Valley is committed to giving people and businesses the power to succeed. Valley operates many convenient branch locations across New Jersey, New York, Florida and Alabama, and is committed to providing the most convenient service, the latest innovations and an experienced and knowledgeable team dedicated to meeting customer needs. Helping communities grow and prosper is the heart of Valley’s corporate citizenship philosophy. To learn more about Valley, go to www.valley.com or call our Customer Care Center at 800-522-4100.

About Westchester

The Westchester Bank Holding Corporation is the holding company for The Westchester Bank, a New York state chartered bank offering a full range of commercial loan and deposit products. The Westchester Bank is dedicated to providing exceptional personal service to its business customers aligning with its core operating principle of “Banking Made Personal”. Westchester currently operates its main office and seven full-service branches in Westchester County, New York. For additional information about Westchester, please visit www.thewestchesterbank.com.

Important Information and Where to Find It

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by Valley National Bancorp (“Valley”) of The Westchester Bank Holding Corporation (“Westchester”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, Valley will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Westchester and a prospectus of Valley (the “Proxy Statement/Prospectus”), and Valley may file with the SEC other relevant documents concerning the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Westchester. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY VALLEY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VALLEY, WESTCHESTER AND THE PROPOSED TRANSACTION.

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Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about Valley, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed by Valley. You will also be able to obtain these documents, when they are filed, free of charge, from Valley at www.valley.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, at Valley’s website at http://ir.valleynationalbank.com or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800, or by directing a request to The Westchester Bank Holding Corporation, 12 Water Street, White Plains, New York 10601.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Valley or Westchester. However, Valley, Westchester and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Westchester in respect of the proposed transaction. Information about Valley’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 8, 2021, and other documents filed by Valley with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

This communication contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations, including the potential effects of the COVID-19 pandemic on Valley’s businesses and financial results and conditions. Forward-looking statements include, without limitation, statements relating to the impact Valley and Westchester expect the proposed merger to have on the combined entity’s operations, financial condition, and financial results, and Valley’s and Westchester’s expectations about the ability to successfully integrate their respective businesses and

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the amount of cost savings and overall operational efficiencies Valley and Westchester expect to realize as a result of the proposed acquisition. These statements may be identified by such forward looking terminology as “ should,”“ expect,”“ believe,”“ view,”“ opportunity,”“ allow,”“ continues,”“ reflects,”“ typically,”“ usually,”“ or similar statements or variations of such terms Such forward looking statements involve certain risks and uncertainties. Such forward-looking statements are based on various assumptions (many of which are beyond the control of Valley and Westchester) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, but are not limited to: the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against Valley or Westchester; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of Valley and Westchester will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; changes in the estimates of non-recurring charges; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom Valley or Westchester have business relationships; the reaction to the proposed transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Valley, Westchester and the proposed transaction; the continued impact of COVID-19 on the U.S. and global economies, including business disruptions, reductions in employment and an increase in business failures, specifically among Valley’s clients; the continued impact of COVID-19 on Valley’s employees and Valley’s ability to provide services to Valley’s customers and respond to their needs as more cases of COVID-19 may arise in Valley’s primary markets; potential judgments, claims, damages, penalties, fines and reputational damage resulting from pending or future litigation and regulatory and government actions, including as a result of Valley’s participation in and execution of government programs related to the COVID-19 pandemic or as a result of Valley’s actions in response to, or failure to implement or effectively implement, federal, state and local laws, rules or executive orders requiring that Valley grants forbearances or not act to collect Valley’s loans; the impact of forbearances or deferrals Valley is required or agree to as a result of customer requests and/or government actions, including, but not limited to Valley’s potential inability to recover fully deferred payments from the borrower or the collateral; the risks related to the discontinuation of the London Interbank Offered Rate and other reference rates, including increased expenses and litigation and the effectiveness of hedging strategies;

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damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation arising from claims of violations of laws or regulations, contractual claims, breach of fiduciary responsibility, negligence, fraud, environmental laws, patent or trademark infringement, employment related claims, and other matters; a prolonged downturn in the economy, mainly in New Jersey, New York, Florida and Alabama, as well as an unexpected decline in commercial real estate values within Valley’s market areas; higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law; the inability to grow customer deposits to keep pace with loan growth; a material change in Valley’s allowance for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deterioration in Valley’s loan and investment portfolios; the need to supplement debt or equity capital to maintain or exceed internal capital thresholds; greater than expected technology related costs due to, among other factors, prolonged or failed implementations, additional project staffing and obsolescence caused by continuous and rapid market innovations; the loss of or decrease in lower cost funding sources within Valley’s deposit base, including Valley’s inability to achieve deposit retention targets under Valley’s branch transformation strategy; cyber attacks, computer viruses or other malware that may breach the security of Valley’s websites or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage Valley’s systems; results of examinations by the Office of the Comptroller of the Currency (OCC), the Federal Reserve Bank (FRB), the Consumer Financial Protection Bureau (CFPB), and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase Valley’s allowance for credit losses, write down assets, reimburse customers, change the way Valley does business, or limit or eliminate certain other banking activities; our inability or determination not to pay dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in Valley’s capital requirements or a decision to increase capital by retaining more earnings; unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on Valley’s business caused by severe weather, the COVID-19 pandemic or other external events; unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, changes in regulatory lending guidance or other factors; and the failure of other financial institutions with whom Valley has trading, clearing, counterparty and other financial relationships; and other factors, many of which are beyond the control of us and Westchester. A detailed discussion of factors that could affect Valley’s results is included in Valley’s SEC filings, including the “Risk Factors” section of Valley’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in Valley’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Valley with the SEC and are available on the SEC’s website at www.sec.gov. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot

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guarantee future results, levels of activity, performance or achievements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Valley and Westchester undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in our expectations, except as specifically required by law.

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Exhibit 99.2

Valley

The Westchester Bank

Valley to Acquire The Westchester Bank

June 29, 2021

Exhibit 99.2 V a l l e y t o A c q u i r e T h e W e s t c h e s t e r B a n k J u n e 2 9 , 2 0 2 1Exhibit 99.2 V a l l e y t o A c q u i r e T h e W e s t c h e s t e r B a n k J u n e 2 9 , 2 0 2 1

Important Information and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy a ny securities or a solicitation of any vote or approval with respect to the proposed acquisition by Valley National Bancorp (“Valley”) of The Westchester Bank Holding Corporation (“Westchester”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Valley will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 tha t will include a proxy statement of Westchester a nd a prospectus of Valley (the “Proxy Statement/Prospectus”), and Valley may file with the SEC other relevant documents concerning the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Westchester. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY VALLEY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VALLEY, WESTCHESTER AND THE PROPOSED TRANSACTION. Free copies of the Proxy Statement/ Prospectus, as well as other filings containing information about Valley, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed by Valley. You will also be able to obtain these documents, when they are filed, free of charge, from Valley at www.valley.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of cha rge, at Valley’s website at http://ir.valleynationalbank.com or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800, or by directing a request to The Westchester Ba nk Holding Corporation, 12 Water Street, White Plains, New York 10601. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Valley or Westchester. However, Valley, Westchester and certain of their respective directors and executive officers may be deemed to be participa nts in the solicitation of proxies from the stockholders of Westchester in respect of the proposed transaction. Information about Valley’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 8, 2021, and other documents filed by Valley with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participa nts in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.Important Information and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy a ny securities or a solicitation of any vote or approval with respect to the proposed acquisition by Valley National Bancorp (“Valley”) of The Westchester Bank Holding Corporation (“Westchester”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Valley will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 tha t will include a proxy statement of Westchester a nd a prospectus of Valley (the “Proxy Statement/Prospectus”), and Valley may file with the SEC other relevant documents concerning the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Westchester. STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY VALLEY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VALLEY, WESTCHESTER AND THE PROPOSED TRANSACTION. Free copies of the Proxy Statement/ Prospectus, as well as other filings containing information about Valley, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed by Valley. You will also be able to obtain these documents, when they are filed, free of charge, from Valley at www.valley.com under the heading “Investor Relations.” Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of cha rge, at Valley’s website at http://ir.valleynationalbank.com or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800, or by directing a request to The Westchester Ba nk Holding Corporation, 12 Water Street, White Plains, New York 10601. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Valley or Westchester. However, Valley, Westchester and certain of their respective directors and executive officers may be deemed to be participa nts in the solicitation of proxies from the stockholders of Westchester in respect of the proposed transaction. Information about Valley’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on March 8, 2021, and other documents filed by Valley with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participa nts in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements This communication contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing prog rams and products, acquisitions, relationships, opportunities, ta xation, technology, market conditions and economic expecta tions, including the potential effects of the COVID-19 pandemic on Valley’s businesses and financial results and conditions. Forwa rd-looking statements include, without limita tion, statements relating to the impact Valley and Westchester expect the proposed merger to have on the combined entity's operations, financial condition, and financia l results, and Valley’s and Westchester's expectations about the a bility to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies Valley and Westchester expect to realize as a result of the proposed acquisition. These sta tements may be identified by such forward looking terminology as “ should,”“ expect,”“ believe,”“ view,”“ opportunity,”“ allow,”“ continues,”“ reflects,”“ typically,”“ usually,”“ or similar statements or variations of such terms Such forwa rd looking sta tements involve certain risks and uncertainties. Such forwa rd-looking statements are based on various assumptions (ma ny of which are beyond the control of Valley and Westchester) and are subject to risks and uncerta inties (which change over time) and other factors which could cause actua l results to differ materia lly from those currently anticipated. Actual results may differ materially from such forward-looking sta tements. Factors tha t may ca use actual results to differ ma terially from those contemplated by such forwa rd looking sta tements include, but a re not limited to: the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing a re not received or sa tisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against Valley or Westchester; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of Valley and Westchester will not be integrated successfully; the possibility that the cost savings and any synerg ies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; changes in the estimates of non-recurring cha rges; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other pa rties with whom Valley or Westchester have business relationships; the rea ction to the proposed tra nsaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Valley, Westchester and the proposed transaction; the continued impact of COVID-19 on the U.S. and global economies, including business disruptions, reductions in employment and an increase in business failures, specifically among Valley’s clients; the continued impact of COVID-19 on Valley’s employees and Valley’s ability to provide services to Valley’s customers and respond to their needs as more cases of COVID-19 may arise in Valley’s primary markets; potential judgments, claims, damages, penalties, fines and reputational damage resulting from pending or future litigation and regulatory and government actions, including as a result of Valley’s participation in and execution of government programs related to the COVID-19 pandemic or as a result of Valley’s actions in response to, or failure to implement or effectively implement, federal, state and local laws, rules or executive orders requiring that Valley grants forbeara nces or not act to collect Valley’s loans; the impact of forbearances or deferrals Valley is required or agree to as a result of customer requests a nd/or government actions, including, but not limited to Valley’s potentia l inability to recover fully deferred payments from the borrower or the colla teral; the risks related to the discontinuation of the London Interba nk Offered Rate and other reference rates, including increased expenses and litigation and the effectiveness of hedging strategies; damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation a rising from claims of violations of laws or regulations, contractual cla ims, breach of fiducia ry responsibility, negligence, fra ud, environmental laws, patent or trademark infringement, employment related claims, and other matters; a prolonged downturn in the economy, mainly in New Jersey, New York, Florida and Ala bama, as well as an unexpected decline in commercial real estate values within Valley’s market areas; higher or lower than expected income ta x expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law; the inability to grow customer deposits to keep pace with loan growth; a materia l change in Valley’s allowa nce for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deteriora tion in Valley’s loan and investment portfolios; the need to supplement debt or equity capital to ma intain or exceed internal capita l thresholds; greater tha n expected technology related costs due to, among other factors, prolonged or failed implementations, additiona l project staffing and obsolescence caused by continuous a nd rapid ma rket innovations; the loss of or decrease in lower cost funding sources within Valley’s deposit base, including Valley’s inability to achieve deposit retention targets under Valley's branch transformation strategy; cyber attacks, computer viruses or other malware that may breach the security of Valley’s websites or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage Valley’s systems; results of examinations by the Office of the Comptroller of the Currency (OCC), the Federa l Reserve Bank (FRB), the Consumer Financia l Protection Burea u (CFPB), and other regulatory authorities, including the possibility tha t any such regulatory authority may, among other things, require us to increase Valley’s allowance for credit losses, write down assets, reimburse customers, change the way Valley does business, or limit or elimina te certa in other banking activities; our inability or determination not to pay dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in Valley’s capital requirements or a decision to increase capital by retaining more earnings; unanticipated loan delinquencies, loss of collatera l, decreased service revenues, and other potential negative effects on Valley’s business caused by severe weather, the COVID 19 pandemic or other external events; unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, la rge prepayments, changes in regulatory lending guidance or other factors; and the failure of other fina ncial institutions with whom Valley has trading, clearing, counterpa rty and other fina ncial relationships; and other factors, many of which a re beyond the control of us and Westchester. A detailed discussion of factors that could affect Valley’s results is included in Valley’s SEC filings, including the “Risk Factors” section of Valley’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in Valley’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Valley with the SEC and are available on the SEC’s website at www.sec.gov. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot gua rantee future results, levels of activity, performance or achievements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Valley and Westchester undertake no duty to update any forwa rd-looking statement to conform the statement to actual results or changes in our expectations, except as specifically required by law.Forward Looking Statements This communication contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing prog rams and products, acquisitions, relationships, opportunities, ta xation, technology, market conditions and economic expecta tions, including the potential effects of the COVID-19 pandemic on Valley’s businesses and financial results and conditions. Forwa rd-looking statements include, without limita tion, statements relating to the impact Valley and Westchester expect the proposed merger to have on the combined entity's operations, financial condition, and financia l results, and Valley’s and Westchester's expectations about the a bility to successfully integrate their respective businesses and the amount of cost savings and overall operational efficiencies Valley and Westchester expect to realize as a result of the proposed acquisition. These sta tements may be identified by such forward looking terminology as “ should,”“ expect,”“ believe,”“ view,”“ opportunity,”“ allow,”“ continues,”“ reflects,”“ typically,”“ usually,”“ or similar statements or variations of such terms Such forwa rd looking sta tements involve certain risks and uncertainties. Such forwa rd-looking statements are based on various assumptions (ma ny of which are beyond the control of Valley and Westchester) and are subject to risks and uncerta inties (which change over time) and other factors which could cause actua l results to differ materia lly from those currently anticipated. Actual results may differ materially from such forward-looking sta tements. Factors tha t may ca use actual results to differ ma terially from those contemplated by such forwa rd looking sta tements include, but a re not limited to: the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing a re not received or sa tisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against Valley or Westchester; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; the risk that the businesses of Valley and Westchester will not be integrated successfully; the possibility that the cost savings and any synerg ies or other anticipated benefits from the proposed acquisition may not be fully realized or may take longer to realize than expected; changes in the estimates of non-recurring cha rges; disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other pa rties with whom Valley or Westchester have business relationships; the rea ction to the proposed tra nsaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on Valley, Westchester and the proposed transaction; the continued impact of COVID-19 on the U.S. and global economies, including business disruptions, reductions in employment and an increase in business failures, specifically among Valley’s clients; the continued impact of COVID-19 on Valley’s employees and Valley’s ability to provide services to Valley’s customers and respond to their needs as more cases of COVID-19 may arise in Valley’s primary markets; potential judgments, claims, damages, penalties, fines and reputational damage resulting from pending or future litigation and regulatory and government actions, including as a result of Valley’s participation in and execution of government programs related to the COVID-19 pandemic or as a result of Valley’s actions in response to, or failure to implement or effectively implement, federal, state and local laws, rules or executive orders requiring that Valley grants forbeara nces or not act to collect Valley’s loans; the impact of forbearances or deferrals Valley is required or agree to as a result of customer requests a nd/or government actions, including, but not limited to Valley’s potentia l inability to recover fully deferred payments from the borrower or the colla teral; the risks related to the discontinuation of the London Interba nk Offered Rate and other reference rates, including increased expenses and litigation and the effectiveness of hedging strategies; damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation a rising from claims of violations of laws or regulations, contractual cla ims, breach of fiducia ry responsibility, negligence, fra ud, environmental laws, patent or trademark infringement, employment related claims, and other matters; a prolonged downturn in the economy, mainly in New Jersey, New York, Florida and Ala bama, as well as an unexpected decline in commercial real estate values within Valley’s market areas; higher or lower than expected income ta x expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law; the inability to grow customer deposits to keep pace with loan growth; a materia l change in Valley’s allowa nce for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deteriora tion in Valley’s loan and investment portfolios; the need to supplement debt or equity capital to ma intain or exceed internal capita l thresholds; greater tha n expected technology related costs due to, among other factors, prolonged or failed implementations, additiona l project staffing and obsolescence caused by continuous a nd rapid ma rket innovations; the loss of or decrease in lower cost funding sources within Valley’s deposit base, including Valley’s inability to achieve deposit retention targets under Valley's branch transformation strategy; cyber attacks, computer viruses or other malware that may breach the security of Valley’s websites or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage Valley’s systems; results of examinations by the Office of the Comptroller of the Currency (OCC), the Federa l Reserve Bank (FRB), the Consumer Financia l Protection Burea u (CFPB), and other regulatory authorities, including the possibility tha t any such regulatory authority may, among other things, require us to increase Valley’s allowance for credit losses, write down assets, reimburse customers, change the way Valley does business, or limit or elimina te certa in other banking activities; our inability or determination not to pay dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in Valley’s capital requirements or a decision to increase capital by retaining more earnings; unanticipated loan delinquencies, loss of collatera l, decreased service revenues, and other potential negative effects on Valley’s business caused by severe weather, the COVID 19 pandemic or other external events; unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, la rge prepayments, changes in regulatory lending guidance or other factors; and the failure of other fina ncial institutions with whom Valley has trading, clearing, counterpa rty and other fina ncial relationships; and other factors, many of which a re beyond the control of us and Westchester. A detailed discussion of factors that could affect Valley’s results is included in Valley’s SEC filings, including the “Risk Factors” section of Valley’s Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in Valley’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by Valley with the SEC and are available on the SEC’s website at www.sec.gov. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot gua rantee future results, levels of activity, performance or achievements. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Valley and Westchester undertake no duty to update any forwa rd-looking statement to conform the statement to actual results or changes in our expectations, except as specifically required by law.

Transaction Highlights 4 ▪ Natural Expansion of Physical Footprint into Dynamic Westchester County Market ─ Deep pool of diverse commercial businesses including in industries such as manufacturing, fintech, bioscience, and clean energy ─ $100k+ median household income is additive to Valley demographics, and Westchester County continues to benefit from pandemic- related NYC outflows of households and businesses ─ Westchester team will ensure connectivity to existing commercial customers and flow of future growth opportunities ─ Fills in Valley’s metro New York physical footprint and opens avenue into other Hudson Valley markets ▪ High Quality, Low Risk Franchise ─ Return on average assets (“ROAA”) consistently above 1.25%, net interest margin (“NIM”) above 3.00% and efficiency below 50% ─ Strong low-cost core deposit base ─ Track record of strong asset quality and below-peer credit losses ▪ Complementary Commercial Lending Organization ─ Additional scale and expertise in targeted markets that are familiar to Valley (~$425mm of existing Valley loans in Westchest er County) ─ Experienced in-market leadership focused on high-touch service with opportunity to leverage existing client relationships from size and product perspective ─ Westchester’s President and CEO John Tolomer will lead Valley’s operations in Westchester County as Market President ▪ Low Integration Risk ─ ~3% of Valley’s balance sheet as of March 31, 2021 ─ Modestly accretive to earnings per share (“EPS”) (~1%) and neutral to tangible book value / capital ─ Valley has experience and familiarity with Westchester market ─ Manageable resource requirement should not disrupt internal initiatives or the consideration of other strategic opportunitiesTransaction Highlights 4 ▪ Natural Expansion of Physical Footprint into Dynamic Westchester County Market ─ Deep pool of diverse commercial businesses including in industries such as manufacturing, fintech, bioscience, and clean energy ─ $100k+ median household income is additive to Valley demographics, and Westchester County continues to benefit from pandemic- related NYC outflows of households and businesses ─ Westchester team will ensure connectivity to existing commercial customers and flow of future growth opportunities ─ Fills in Valley’s metro New York physical footprint and opens avenue into other Hudson Valley markets ▪ High Quality, Low Risk Franchise ─ Return on average assets (“ROAA”) consistently above 1.25%, net interest margin (“NIM”) above 3.00% and efficiency below 50% ─ Strong low-cost core deposit base ─ Track record of strong asset quality and below-peer credit losses ▪ Complementary Commercial Lending Organization ─ Additional scale and expertise in targeted markets that are familiar to Valley (~$425mm of existing Valley loans in Westchest er County) ─ Experienced in-market leadership focused on high-touch service with opportunity to leverage existing client relationships from size and product perspective ─ Westchester’s President and CEO John Tolomer will lead Valley’s operations in Westchester County as Market President ▪ Low Integration Risk ─ ~3% of Valley’s balance sheet as of March 31, 2021 ─ Modestly accretive to earnings per share (“EPS”) (~1%) and neutral to tangible book value / capital ─ Valley has experience and familiarity with Westchester market ─ Manageable resource requirement should not disrupt internal initiatives or the consideration of other strategic opportunities

Overview of The Westchester Bank 5 1 Westchester Financial Highlights (as of 3/31/2021) Westchester Total Assets: $1,313mm Gross Loans: $910mm Total Deposits: $1,116mm Net Income (MRQ, annualized): $16.1mm ROAA (MRQ, annualized): 1.29% Net Interest Margin (MRQ, annualized): 3.10% Efficiency Ratio (MRQ): 43.3% NPAs / Assets: 0.21% Westchester Valley Tang. Common Equity / Tang. Assets: 10.2% ▪ 12+ years of operating history in Westchester County▪ Diverse commercial loan portfolio with a history of strong credit performance ▪ Strong senior management team with experience in Westchester County and meaningful ties to the community▪ Low-cost core deposit base with limited exposure to CDs and no reliance on wholesale funds (82% loans / deposits MRQ) ▪ Largest commercially-focused bank headquartered in Westchester County▪ Well-positioned in Westchester deposit market dominated by regional and money center banks 1 Consolidated financial data for Westchester; MRQ means most recent quarter endedOverview of The Westchester Bank 5 1 Westchester Financial Highlights (as of 3/31/2021) Westchester Total Assets: $1,313mm Gross Loans: $910mm Total Deposits: $1,116mm Net Income (MRQ, annualized): $16.1mm ROAA (MRQ, annualized): 1.29% Net Interest Margin (MRQ, annualized): 3.10% Efficiency Ratio (MRQ): 43.3% NPAs / Assets: 0.21% Westchester Valley Tang. Common Equity / Tang. Assets: 10.2% ▪ 12+ years of operating history in Westchester County▪ Diverse commercial loan portfolio with a history of strong credit performance ▪ Strong senior management team with experience in Westchester County and meaningful ties to the community▪ Low-cost core deposit base with limited exposure to CDs and no reliance on wholesale funds (82% loans / deposits MRQ) ▪ Largest commercially-focused bank headquartered in Westchester County▪ Well-positioned in Westchester deposit market dominated by regional and money center banks 1 Consolidated financial data for Westchester; MRQ means most recent quarter ended

SLIDE 6

Balance Sheet & Asset Quality Overview

The Westchester Bank

Gross Loans (as of 3/31/2021)

Total Loans: $910mm (4.23% yield)

C&I
32%
Multifamily
11%
Residential
RE
4%
Construction
3%
Consumer &
Other
1%
CRE - Non-
Owner Occ.
32%
CRE -
Owner Occ.
17%

Total Deposits (as of 3/31/2021)

Total Deposits: $1,116mm (0.31% cost)

Money
Market
51%
Time
9%
Non-Interest
33%
Interest
Demand
5%
Savings
2%

Non-Performing Assets ("NPAs") / Total Assets (%)

0.09
0.04
0.25
0.32
0.21
12/31/17
12/31/18
12/31/19
12/31/20
3/31/21

Net Charge-Offs / Average Loans (%)

0.00
0.12
0.00
0.09
0.00
12/31/17
12/31/18
12/31/19
12/31/20
3/31/21

Note: Consolidated financial data for Westchester

Balance Sheet & Asset Quality Overview 6 Gross Loans (as of 3/31/2021) Total Deposits (as of 3/31/2021) Total Loans: $910mm (4.23% yield) Total Deposits: $1,116mm (0.31% cost) C&I Money 32% Market Multifamily 51% 11% CRE - Owner Occ. Residential 17% RE Savings 4% Time 2% Construction 9% 3% Interest Consumer & Demand Other 5% CRE - Non- 1% Non-Interest Owner Occ. 33% 32% Non-Performing Assets (“NPAs”) / Total Assets (%) Net Charge-Offs / Average Loans (%) 0.32 0.25 0.21 0.12 0.09 0.09 0.04 0.00 0.00 0.00 12/31/17 12/31/18 12/31/19 12/31/20 3/31/21 12/31/17 12/31/18 12/31/19 12/31/20 3/31/21 Note: Consolidated financial data for WestchesterBalance Sheet & Asset Quality Overview 6 Gross Loans (as of 3/31/2021) Total Deposits (as of 3/31/2021) Total Loans: $910mm (4.23% yield) Total Deposits: $1,116mm (0.31% cost) C&I Money 32% Market Multifamily 51% 11% CRE - Owner Occ. Residential 17% RE Savings 4% Time 2% Construction 9% 3% Interest Consumer & Demand Other 5% CRE - Non- 1% Non-Interest Owner Occ. 33% 32% Non-Performing Assets (“NPAs”) / Total Assets (%) Net Charge-Offs / Average Loans (%) 0.32 0.25 0.21 0.12 0.09 0.09 0.04 0.00 0.00 0.00 12/31/17 12/31/18 12/31/19 12/31/20 3/31/21 12/31/17 12/31/18 12/31/19 12/31/20 3/31/21 Note: Consolidated financial data for Westchester

SLIDE 7

Westchester County Highlights

The Westchester Bank

Market Overview

Median Household Income ($)

102,782
85,954
67,761
Westchester (NY)
VLY Wtd. Avg.
National

Largest Employers

REGENERON
PEPSICO
conEdison
mastercard
IBM
Morgan Stanley

Projected '21-'26 Household Income Growth

10.2
10.7
9.0
Westchester (NY)
VLY Wtd. Avg.
National

Source: S&P Global Market Intelligence

Westchester County Highlights 7 Market Overview Median Household Income ($) ▪ $59 billion deposit market (1.6% market share pro forma) 102,782 dominated by nationwide and international institutions which Valley competes well against 85,954 ▪ ~34,000 firms in diverse industries including advanced manufacturing, bioscience, fintech and clean energy 67,761 ▪ More than 10% of American patents originate from firms based in Westchester County ▪ Westchester continues to benefit from COVID-related outflows of consumers and businesses from New York City Westchester (NY) VLY Wtd. Avg. National Largest Employers Projected ’21-’26 Household Income Growth 10.7 10.2 9.0 Westchester (NY) VLY Wtd. Avg. National Source: S&P Global Market IntelligenceWestchester County Highlights 7 Market Overview Median Household Income ($) ▪ $59 billion deposit market (1.6% market share pro forma) 102,782 dominated by nationwide and international institutions which Valley competes well against 85,954 ▪ ~34,000 firms in diverse industries including advanced manufacturing, bioscience, fintech and clean energy 67,761 ▪ More than 10% of American patents originate from firms based in Westchester County ▪ Westchester continues to benefit from COVID-related outflows of consumers and businesses from New York City Westchester (NY) VLY Wtd. Avg. National Largest Employers Projected ’21-’26 Household Income Growth 10.7 10.2 9.0 Westchester (NY) VLY Wtd. Avg. National Source: S&P Global Market Intelligence

Transaction Terms & Financial Impact 8 ▪ Approximately $210 million in common stock for common stockholders and approximately $10 million 1 in cash for optionholders ▪ 100% stock for each outstanding share of Westchester, approximately 15.6 million Valley shares issued Consideration (fixed exchange ratio of 229.645) ▪ Outstanding stock options to be exchanged for cash ▪ Westchester stockholders will own approximately 3.7% of Valley shares on a pro forma basis ▪ ~30% cost savings (75% 2022 phase-in, 100% thereafter) ▪ ~1.4% credit mark split 60% non-PCD / 40% PCD Key Transaction Assumptions ▪ $11.0 million after-tax deal charge ▪ 0.3% core deposit intangible ▪ 1% EPS accretion Financial Impacts▪ Neutral to tangible book value ▪ Neutral to capital ratios ▪ Targeted close in 4Q21 ▪ Westchester’s President & CEO John Tolomer will remain with Valley as Market President to lead Closing & Other efforts in Westchester County ▪ Requires customary regulatory approvals and approval of Westchester’s stockholders 1 Based on Valley closing price of $13.42 as of 6/28/2021Transaction Terms & Financial Impact 8 ▪ Approximately $210 million in common stock for common stockholders and approximately $10 million 1 in cash for optionholders ▪ 100% stock for each outstanding share of Westchester, approximately 15.6 million Valley shares issued Consideration (fixed exchange ratio of 229.645) ▪ Outstanding stock options to be exchanged for cash ▪ Westchester stockholders will own approximately 3.7% of Valley shares on a pro forma basis ▪ ~30% cost savings (75% 2022 phase-in, 100% thereafter) ▪ ~1.4% credit mark split 60% non-PCD / 40% PCD Key Transaction Assumptions ▪ $11.0 million after-tax deal charge ▪ 0.3% core deposit intangible ▪ 1% EPS accretion Financial Impacts▪ Neutral to tangible book value ▪ Neutral to capital ratios ▪ Targeted close in 4Q21 ▪ Westchester’s President & CEO John Tolomer will remain with Valley as Market President to lead Closing & Other efforts in Westchester County ▪ Requires customary regulatory approvals and approval of Westchester’s stockholders 1 Based on Valley closing price of $13.42 as of 6/28/2021

Summary 9 ▪ High-Quality Partner With a Track Record of Strong Asset Quality ▪ Expansion of Physical Footprint into Dynamic and Contiguous Westchester County Market ▪ Experienced Leadership Team Focused on Servicing Commercial Clients ▪ Low Integration Risk Given Relative Size and Valley’s Familiarity with Westchester Market ▪ Financially Attractive With Incremental Benefit to Earnings While Preserving Tangible Book Value / CapitalSummary 9 ▪ High-Quality Partner With a Track Record of Strong Asset Quality ▪ Expansion of Physical Footprint into Dynamic and Contiguous Westchester County Market ▪ Experienced Leadership Team Focused on Servicing Commercial Clients ▪ Low Integration Risk Given Relative Size and Valley’s Familiarity with Westchester Market ▪ Financially Attractive With Incremental Benefit to Earnings While Preserving Tangible Book Value / Capital

For More Information 10 ▪ Log onto our website: www.valley.com ▪ Email requests to: tlan@valley.com ▪ Call Travis Lan in Investor Relations, at: (973) 686-5007 ▪ Write to: Valley National Bank 1455 Valley Road Wayne, New Jersey 07470 Attn: Travis Lan, SVP – Director, Corporate Finance & Business Development ▪ Log onto our website above or www.sec.gov to obtain free copies of documents filed by Valley with the SECFor More Information 10 ▪ Log onto our website: www.valley.com ▪ Email requests to: tlan@valley.com ▪ Call Travis Lan in Investor Relations, at: (973) 686-5007 ▪ Write to: Valley National Bank 1455 Valley Road Wayne, New Jersey 07470 Attn: Travis Lan, SVP – Director, Corporate Finance & Business Development ▪ Log onto our website above or www.sec.gov to obtain free copies of documents filed by Valley with the SEC

Exhibit 99.3

AGREEMENT AND PLAN OF MERGER

Dated as of June 29, 2021

Between

VALLEY NATIONAL BANCORP

and

THE WESTCHESTER BANK HOLDING CORPORATION

	TABLE OF CONTENTS
ARTICLE I—THE MERGER		1

1.1	The Merger	1
1.2	Effect of the Merger	1
1.3	Certificate of Incorporation	2
1.4	Bylaws	2
1.5	Directors and Officers	2
1.6	Closing Date, Closing and Effective Time	2
1.7	The Bank Merger	2

ARTICLE II—CONVERSION OF WESTCHESTER COMMON STOCK AND OPTIONS		3

2.1	Conversion of Westchester Common Stock; Exchange Ratio; Cash in Lieu of Fractional Shares.	3
2.2	Exchange of Shares	4
2.3	Treatment of Westchester Stock Options	7
2.4	Valley Shares	7
2.5	Tax Consequences	7
2.6	Reservation of Right to Revise Structure	7

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF WESTCHESTER		7

3.1	Corporate Organization	9
3.2	Capitalization	10
3.3	Authority; No Violation	11
3.4	Financial Statements	13
3.5	Financial Advisor Fees and Other Fees.	14
3.6	Absence of Certain Changes or Events	14
3.7	Legal Proceedings	14
3.8	Taxes and Tax Returns	15
3.9	Employees and Benefit Plans	17
3.10	Reports	21
3.11	Compliance with Applicable Law	22
3.12	Certain Contracts	22
3.13	Assets.	24
3.14	Properties and Insurance.	24
3.15	Minute Books	25
3.16	Environmental Matters	26
3.17	Reserves	27
3.18	No Excess Parachute Payments.	27
3.19	Agreements with Bank Regulators	27
3.20	Transactions with Affiliates and Insiders	28
3.21	Reports; Internal and Disclosure Controls	28

i

3.22	Loan Matters	29
3.23	Intellectual Property	30
3.24	Antitakeover Provisions	31
3.25	Indemnification	31
3.26	Reorganization	31
3.27	Investment Securities; Borrowings; Deposits	32
3.28	Questionable Payments	32
3.29	Anti-Money Laundering Laws	33
3.30	OFAC	33
3.31	No Investment Adviser Subsidiary	33
3.32	No Broker-Dealer Subsidiary	33
3.33	No Insurance Subsidiary	34
3.34	Statements True and Correct	34

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF VALLEY		34

4.1	Corporate Organization	35
4.2	Capitalization	35
4.3	Authority; No Violation	36
4.4	Financial Statements.	37
4.5	Brokerage Fees	38
4.6	Absence of Certain Changes or Events	38
4.7	Valley Common Stock	38
4.8	Legal Proceedings	38
4.9	Taxes and Tax Returns	38
4.10	Valley Benefit Plans	39
4.11	Compliance with Applicable Law	40
4.12	Agreements with Bank Regulators	41
4.13	Reserves	41
4.14	Reorganization	41
4.15	SEC Documents; Other Reports; Internal and Disclosure Controls	41
4.16	Reports	43
4.17	Questionable Payments	43
4.18	Anti-Money Laundering Laws	43
4.19	OFAC	43
4.20	Environmental Matters	44
4.21	Investment Securities	44
4.22	Statements True and Correct	45

ARTICLE V—COVENANTS OF THE PARTIES		45

5.1	Conduct of the Business of Westchester and Valley	45
5.2	Negative Covenants and Dividend Covenants	45

5.3	No Solicitation	49
5.4	Current Information	52
5.5	Access to Properties and Records; Confidentiality	52
5.6	Regulatory Matters	53
5.7	Approval of Westchester Shareholders	55
5.8	Further Assurances	56
5.9	Public Announcements	56
5.10	Failure to Fulfill Conditions	56
5.11	Indemnification.	57
5.12	Employment Matters; Other Post-Closing Items	58
5.13	Tax Treatment	59
5.14	Bank Policies and Bank Mergers	60
5.15	Stockholder Litigation	60
5.16	Takeover Statutes	61

ARTICLE VI—CLOSING CONDITIONS		61

6.1	Conditions of Each Party’s Obligations Under this Agreement	61
6.2	Conditions to the Obligations of Valley Under this Agreement	62
6.3	Conditions to the Obligations of Westchester Under this Agreement.	62

ARTICLE VII—TERMINATION		63

7.1	Termination	63
7.2	Effect of Termination	64
7.3	Termination Fee; Expenses	64

ARTICLE VIII—MISCELLANEOUS		65

8.1	Expenses	65
8.2	Notices	66
8.3	Amendments	67
8.4	Waivers	67
8.5	Parties in Interest	67
8.6	Entire Agreement	67
8.7	No Third Party Beneficiaries	68
8.8	Severability	68
8.9	Counterparts; PDF Signatures	68
8.10	Governing Law; Jurisdiction; Waiver of Jury Trial	68
8.11	Descriptive Headings	69
8.12	Interpretations	69
8.13	Survival	70
8.14	Enforcement of Agreement	70
8.15	Confidential Supervisory Information	70

Exhibit A—Voting Agreement

Exhibit B—Westchester Officer Subject to Employment Agreement

Exhibit C—Bank Merger Agreement

THIS AGREEMENT AND PLAN OF MERGER, dated as of June 29, 2021 (this “Agreement”), is between Valley National Bancorp, a New Jersey corporation and registered bank holding company (“Valley”) and The Westchester Bank Holding Corporation, a Delaware corporation and registered bank holding company (“Westchester”).

RECITALS

WHEREAS, Valley desires to acquire Westchester, and Westchester’s Board of Directors has determined, based upon the terms and conditions hereinafter set forth, that the acquisition is in the best interests of Westchester and its stockholders. The acquisition will be accomplished by merging Westchester into Valley with Valley as the surviving corporation (the “Surviving Corporation”) and, simultaneously therewith, merging The Westchester Bank, a New York state-chartered commercial bank (“TWB”) and wholly owned subsidiary of Westchester, into Valley National Bank, a national banking association (“VNB”) and wholly owned subsidiary of Valley, with VNB as the surviving bank, and Westchester stockholders receiving the consideration hereinafter set forth.

WHEREAS, it is the intention of the parties that the Merger, for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361, and 368 of the Code and within the meaning of Treasury Regulation section 1.368-2(g).

WHEREAS, as a condition and an inducement for Valley to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the directors and executive officers of Westchester have entered into Voting Agreements (the “Voting Agreements”), in the form attached hereto as Exhibit A.

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions precedent to the consummation of the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I - THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereafter defined), Westchester shall be merged with and into Valley (the “Merger”) in accordance with the New Jersey Business Corporation Act (the “NJBCA”) and the Delaware General Corporation Law (the “DGCL”) and Valley shall be the surviving corporation. Simultaneously with the Merger, TWB shall be merged with and into VNB as provided in Section 1.8 hereof.

1.2 Effect of the Merger. The Merger shall have the effects as set forth in the NJBCA and the DGCL.

1.3 Certificate of Incorporation. The certificate of incorporation of Valley as it exists immediately prior to the Effective Time shall not be amended by the Merger, but shall continue as the certificate of incorporation of the Surviving Corporation until otherwise amended or repealed in accordance with its terms and applicable law.

1.4 Bylaws. The bylaws of Valley as they exist immediately prior to the Effective Time shall continue as the bylaws of the Surviving Corporation until otherwise amended or repealed in accordance with its terms and applicable law.

1.5 Directors and Officers. The directors and officers of Valley as of the Effective Time shall continue as the directors and officers of the Surviving Corporation.

1.6 Business Development Board. As soon as reasonably practicable following the Effective Time, the non-employee members of the Board of Directors of Westchester at the Effective Time shall be offered a position on a Westchester Business Development Board to be established by Valley in connection with the Merger.

1.7 Closing Date, Closing and Effective Time. Unless a different date, time and/or place are agreed to by the parties hereto, the closing of the Merger (the “Closing”) shall take place at the offices of Valley, 1455 Valley Road, Wayne, New Jersey, or by electronic exchange of documents at 10:00 a.m. on a date (the “Closing Date”), which is the last day of the month which is three (3) business days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), with the exact date determined by the mutual agreement of Valley and Westchester. Simultaneous with the Closing, Valley and Westchester shall cause to be filed a certificate of merger, in form and substance satisfactory to Valley and Westchester, with the Department of Treasury of the State of New Jersey and the Secretary of State of the State of Delaware (the “Certificate of Merger”). The Certificate of Merger shall specify as the “Effective Time” of the Merger a date and time following the Closing agreed to by Valley and Westchester (which date and time the parties currently anticipate will be at 12:01 am on the date following the Closing Date).

1.8 The Bank Merger. Simultaneously with the Merger, TWB shall be merged with and into VNB (the “Bank Merger”) in accordance with the provisions of the National Bank Act and, to the extent applicable, the relevant banking statutes of the State of New York (the “Banking Law”) and the regulations of the New York Department of Financial Services (the “NYDFS”), and VNB shall be the surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth in the National Bank Act and the Banking Law. Westchester and Valley shall cause the Boards of Directors of TWB and VNB, respectively, to approve a separate merger agreement (the “Bank Merger Agreement”) in substantially the form of Exhibit C, annexed hereto, and cause the Bank Merger Agreement to be executed and delivered as soon as practicable following the date of execution of this Agreement. Prior to the Effective Time, Westchester shall cause TWB, and Valley shall cause VNB, to execute and file such applicable articles or certificates of merger, and such other documents and certificates as are necessary to make the Bank Merger effective simultaneously with the Merger.

ARTICLE II - CONVERSION OF WESTCHESTER COMMON STOCK AND OPTIONS

2.1 Conversion of Westchester Common Stock; Exchange Ratio; Cash in Lieu of Fractional Shares.

(a) At the Effective Time, subject to the other provisions of this Section 2.1 and Section 2.2, each share of common stock, $0.01 par value per share, of Westchester (“Westchester Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as such term is hereinafter defined)), shall by virtue of the Merger and without any action on the part of Westchester, Valley or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive that number of shares of common stock, no par value, of Valley (“Valley Common Stock”) equal to the Exchange Ratio (as hereinafter defined). No fractional shares of Valley Common Stock will be issued, and in lieu thereof, each holder of Westchester Common Stock who would otherwise be entitled to a fractional interest of Valley Common Stock will receive an amount in cash, rounded down to the nearest cent (without interest), determined by multiplying such fractional interest (rounded down to the nearest thousandth when expressed in decimal form) by the Average Closing Price as defined below. For purposes of this Section 2.1, the following terms shall have the following meanings:

(A) “Closing Price” shall mean the closing sale price of Valley Common Stock on a Trading Day as supplied by the New York Stock Exchange (as reported in a mutually agreed to authoritative source).

(B) “Trading Day” shall mean a day for which a Closing Price is so supplied.

(C) “Average Closing Price” shall mean the average of the Closing Prices on the twenty (20) Trading Days immediately preceding the date which is five (5) Trading Days prior to the Closing Date.

(D) “Exchange Ratio” shall mean 229.645 shares of Valley Common Stock.

(b) At the Effective Time, all shares of Westchester Common Stock held by Westchester in its treasury or owned by Valley or by any of Valley’s Subsidiaries (other than Dissenters’ Shares (as such term is hereinafter defined)) (“Excluded Shares”) shall be cancelled and shall cease to exist and no Merger Consideration (as hereinafter defined) shall be delivered in exchange therefor.

(c) On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of Westchester Common Stock (the “Certificates”) shall cease to have any rights as stockholders of Westchester, except the right to receive the consideration set forth in this Section 2.1 for each such share held by them. The (i) Valley Common Stock and (ii) cash in lieu of fractional shares, which any one Westchester stockholder may receive pursuant to this Section 2.1 is referred to herein as the “Merger Consideration” and total number of shares of Valley Common Stock plus any cash in lieu of fractional shares which all of Westchester stockholders are entitled to receive pursuant to this Section 2.1 is referred to herein as the “Aggregate Merger Consideration”.

(d) Notwithstanding any provision herein to the contrary, if, during the period from the date hereof to the Effective Time, the shares of Westchester Common Stock or securities convertible or exchangeable into or exercisable for shares of Westchester Common Stock or the shares of Valley Common Stock or securities convertible or exchangeable into or exercisable for shares of Westchester Common Stock shall be changed into a different number or class of shares by reason of any reclassification, reorganization, redenomination, recapitalization, split-up (including reverse stock split), combination, exchange of shares or readjustment, merger, issue tender or a stock dividend thereon shall be declared with a record date within said period, equitable and proportionate adjustments shall be made, if necessary and without duplication, to the Merger Consideration (including the Exchange Ratio) to reflect fully the effect of any such change.

(e) Notwithstanding anything in this Agreement to the contrary, each holder of shares of Westchester Common Stock who is entitled to demand and properly demands appraisal of such shares of Westchester Common Stock pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”), shall not be entitled to receive any Merger Consideration (“Dissenters’ Shares”), but instead, such holder shall be entitled to payment of the fair value of such Dissenters’ Shares in accordance with the provisions of Section 262; provided, that if appraisal rights under Section 262 with respect to any Dissenters’ Shares shall have been effectively withdrawn or lost, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such Dissenters’ Shares under Section 262 shall cease and such Dissenters’ Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration pursuant to this Article II.

2.2 Exchange of Shares.

(a) Westchester and Valley hereby appoint American Stock Transfer and Trust Company as the exchange agent (the “Exchange Agent”) for purposes of effecting the conversion of Westchester Common Stock. Not later than five (5) business days after the Effective Time, Valley shall cause the Exchange Agent to mail to each holder of record of Westchester Common Stock (other than holders of Dissenters’ Shares) as of the Effective Time (a “Record Holder”) a letter of transmittal in form mutually agreed upon by Valley and Westchester (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided in Section 2.1 hereof.

(b) Upon surrender of Certificates for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and executed, and such other documents as may be required pursuant to such instructions, the Record Holder shall be entitled to receive in exchange for such Certificates the Merger Consideration which such Record Holder has the right to receive pursuant to Section 2.1 hereof. Certificates so surrendered shall be cancelled. As soon as practicable, but no later than five (5) business days following receipt of the properly completed letter of transmittal and any necessary accompanying documentation, Valley shall cause the Exchange Agent to distribute the Merger Consideration. The Exchange Agent shall not be obligated to deliver or cause to be delivered to any Record Holder the Merger Consideration to which such Record Holder would otherwise be entitled until such Record Holder surrenders the Certificates for exchange or, in default thereof, an appropriate Affidavit of Loss and Indemnity Agreement and bond as may be required in each case by Valley. Notwithstanding the time of surrender of the Certificates, Record Holders shall be deemed shareholders of Valley for all purposes from the Effective Time (including dividends or other distributions declared with a record date after the Effective Time), except that Valley shall withhold the payment of dividends or other distributions from any Record Holder until such Record Holder effects the exchange of Certificates for Valley Common Stock pursuant to this Agreement. Such Record Holder shall receive such withheld dividends or other distributions, without interest, upon the surrender of any such Certificate or an Affidavit of Loss and Indemnity Agreement and required bond, as applicable.

(c) After the Effective Time, the share transfer books of Westchester shall be closed, and thereafter there shall be no further registration of transfers on the stock transfer books of Westchester of the shares of Westchester Common Stock. From and after the Effective Time, Holders who held shares of Westchester Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, if any Certificates representing such shares are presented for transfer, they shall be cancelled and exchanged for the consideration as provided in Section 2.1 hereof.

(d) If payment of the consideration pursuant to Section 2.1 hereof is to be made in a name other than that in which the Certificates surrendered in exchange therefor is registered, it shall be a condition of such payment that the Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the payment to a person other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Valley and the Exchange Agent shall be entitled to rely upon Westchester’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Valley and the Exchange Agent shall be entitled to deposit any Merger Consideration or dividends or distributions thereon represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) Immediately prior to the Effective Time, Valley shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Westchester Common Stock, for exchange in accordance with this Section 2.2, (i) certificates (or other electronic evidence) representing the shares of Valley Common Stock to be issued to Westchester stockholders as part of the Aggregate Merger Consideration and (ii) the cash to be paid in lieu of fractional shares of Valley Common Stock (collectively, the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Valley, provided, that no such investment or losses thereon shall affect the amount of Merger Consideration and other amounts payable to the Holders. Any interest and other income resulting from such investments shall be paid to Valley. Valley shall instruct the Exchange Agent to timely pay the Merger Consideration and the cash in lieu of fractional shares of Valley Common Stock, dividends or distributions, if any, in accordance with this Agreement.

(g) Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former Record Holders on the first anniversary of the Effective Time shall be delivered to Valley, and any former Record Holders who have not theretofore received any Merger Consideration (including any cash to be paid in lieu of fractional shares and any applicable dividends or other distributions with respect to Valley Common Stock) to which they are entitled under this Agreement shall thereafter look only to Valley and the Surviving Corporation for payment of their claims with respect thereto.

(h) None of Valley, Westchester, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or affiliate of any of them, shall be liable to any Record Holder in respect of any amount that would have otherwise been payable in respect of any Certificate from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by Record Holders immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any regulatory authority shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such Record Holders or their successors, assigns or personal representatives previously entitled thereto.

(i) If any Certificates shall not have been surrendered prior to three (3) years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration would escheat to or become the property of any regulatory authority), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable law, become the property of Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(j) Each and any of Valley, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the cash to be paid in lieu of fractional shares, cash dividends or distributions payable pursuant to Section 2.2, or any other cash amounts otherwise payable pursuant to this Agreement to any person such amounts or property (or portions thereof) as Valley, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or distribution under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax law. To the extent that amounts are so deducted or withheld and paid over to the appropriate regulatory authority by Valley, the Surviving Corporation, or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Valley, the Surviving Corporation, or the Exchange Agent, as applicable.

2.3 Treatment of Westchester Stock Options.

(a) At the Effective Time, holders of unexercised Westchester Stock Options (as such term is hereinafter defined) (including currently unvested options which would become vested and exercisable as a result of the Merger or otherwise) will be entitled to receive, in cancellation of their Westchester Stock Options, a cash payment from Valley, in an amount equal to the product of (A) the number of shares of Westchester Common Stock into which such Westchester Stock Options are convertible and (B) the excess, if any, of (x) the product of the Average Closing Price times the Exchange Ratio, over (y) the exercise price per share provided for in such Westchester Stock Option, rounded down to the nearest cent (the “Option Payment”), which payment shall be treated as compensation and holders shall be responsible for applicable federal and state Taxes. Valley shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration described in this Section 2.3(a), all such amounts as it is required to deduct and withhold under the Code or any provisions of federal, state, local, or foreign Tax law.

(b) At or prior to the Effective Time, Westchester, Westchester’s Board of Directors and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions, or cause any actions to be taken (including obtaining any employee consents), that may be necessary, or advisable in the reasonable determination of the Valley, to effectuate the provisions of this Section 2.3.

2.4 Valley Shares. The shares of Valley Common Stock outstanding at the Effective Time shall not be affected by the Merger, but along with the additional shares of Valley Common Stock to be issued as provided in Section 2.1 hereof, shall become the outstanding common stock of the Surviving Corporation.

2.5 Tax Consequences. It is intended that the Merger, for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361, and 368 of the Code and within the meaning of Treasury Regulation section 1.368-2(g).

2.6 Reservation of Right to Revise Structure. Valley may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (a) alter or change the amount or kind of the consideration to be issued to holders of Westchester Common Stock or Westchester Stock Options as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger, or (c) adversely affect the U.S. federal income tax treatment of holders of Westchester Common Stock in connection with the Merger. In the event that Valley elects to make such a change, the parties agree to execute appropriate documents to reflect the change; and if Valley elects to make such a change under this Section 2.6, Valley shall irrevocably acknowledge and agree in a written notice delivered to Westchester at least one business day prior to such change, that any failure by Westchester to satisfy any condition set forth in Section 6.2(a) of this Agreement, that is attributable to any change made by Valley pursuant to this Section 2.6 shall not be deemed a breach or failure by Westchester.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF WESTCHESTER

As used in this Agreement, the term “Material Adverse Effect” means, with respect to Westchester or Valley, as the case may be, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (i) has had or would reasonably be expected to result in a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities or business of such party and its Subsidiaries taken as a whole, or (ii) prevents or materially impairs or would be reasonably likely to prevent or materially impair the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby on a timely basis; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in United States Generally Accepted Accounting Principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes after the date of this Agreement in laws and regulations, including interpretations thereof by courts or governmental agencies, of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to each of Valley and Westchester, in the respective markets in which they operate), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry, (D) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (E) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (F) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (H) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, or outbreak of any disease or other public health event (including the any outbreaks, epidemics or pandemics relating to COVID-19, or any evolutions or mutations thereof (the “Pandemic”) and the implementation of any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other laws or directives, guidelines or recommendations promulgated by any regulatory authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic (the “Pandemic Measures”)) in the jurisdictions in which Valley or Westchester operate or (I) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement; except, with respect to clauses (A), (B), (C), (D), (G) and (H), to the extent that the effects of such change disproportionately affect such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

For the purposes of this Agreement, “knowledge” shall mean (i) in the case of Westchester and its Subsidiaries the actual knowledge after reasonable inquiry of those certain officers of Westchester listed in the Westchester Disclosure Schedule, or (ii) in the case of Valley and its Subsidiaries the actual knowledge after reasonable inquiry of those certain officers of Valley listed in the Valley Disclosure Schedule.

For purposes of this Agreement, “Ordinary Course” shall mean the conduct of the business of a party in substantially the same manner as such business was operated on the date of this Agreement, including operations in conformance and consistent with the party’s practices and procedures prior to and as of such date, taking into account the commercially reasonable action or inaction by such party and its Subsidiaries in response to the Pandemic to comply with the Pandemic Measures to the extent disclosed to the other party prior to the date hereof.

References herein to “Disclosure Schedule” of a party shall mean a letter delivered by such party to the other party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE III and ARTICLE IV or to one or more of its covenants contained in this Agreement; provided, that (i) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably expected to result in a Material Adverse Effect on the party making the representation or warranty, and (iii) any disclosures made with respect to a section of ARTICLE III or ARTICLE IV shall be deemed to qualify (A) any other section of ARTICLE III or ARTICLE IV specifically referenced or cross-referenced and (B) other sections of ARTICLE III or ARTICLE IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections. Reference herein to “Westchester Disclosure Schedule” shall mean the Disclosure Schedule which have been delivered by Westchester to Valley. Except for information set forth in the Westchester Disclosure Schedule, Westchester hereby represents and warrants to Valley as follows:

3.1 Corporate Organization.

(a) Westchester is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Westchester has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester. Westchester is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). None of Westchester’s activities require Westchester to be a financial holding company under the BHCA.

(b) All of the Subsidiaries of Westchester are listed in the Westchester Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries. For purposes of this Agreement, a “Subsidiary” shall mean any corporation, partnership, joint venture, limited liability company or other entity of which at least a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person. As used in this Agreement, the term “Significant Subsidiary” shall mean each Subsidiary which is a “significant subsidiary” as defined in Regulation S-X, promulgated by the United States Securities and Exchange Commission (the “SEC”), as in effect as of the date hereof. Each

Significant Subsidiary of Westchester is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. TWB is a direct, wholly owned Subsidiary of Westchester and is a commercial bank chartered under the laws of the State of New York whose deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law. Each Significant Subsidiary of Westchester has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester. Westchester has made available to Valley true, correct and complete copies of the certificate of incorporation, articles of association, bylaws or other comparable formation and governing documents) of Westchester and of each Westchester Significant Subsidiary (together the “Westchester Charter Documents”) as in effect on the date hereof. Westchester does not own or control, directly or indirectly, any equity interest in any corporation, company, association, partnership, joint venture or other entity and owns no real estate, except (i) residential real estate acquired through foreclosure or deed in lieu of foreclosure in each individual instance with a fair market value less than $500,000 and (ii) real estate used for its banking premises.

3.2 Capitalization.

(a) The authorized capital stock of Westchester consists of 150,000 shares of Westchester Common Stock and 3,000 shares of preferred stock, $ 0.01 par value per share (“Westchester Preferred Stock”). As of the date hereof, there were (i) 68,039 shares of Westchester Common Stock issued and outstanding, (ii) no shares of Westchester Common Stock issued and held in the treasury and (iii) no shares of Westchester Preferred Stock issued and outstanding. As of the date hereof, except for 7,868 shares of Westchester Common Stock issuable upon exercise of outstanding stock options granted pursuant to the Westchester Stock Plans (as such term is hereinafter defined), there were no shares of Westchester Common Stock or other capital stock of Westchester issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of Westchester Common Stock have been duly authorized and validly issued, are fully paid, and nonassessable. Westchester directly owns and holds all of the outstanding shares of TWB common stock. Other than with respect to the Westchester Stock Options outstanding on the date hereof and set forth on the Westchester Disclosure Schedule referenced in Section 3.2(b), neither Westchester nor any Westchester Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Westchester or any Westchester Subsidiary or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and, other than the Voting Agreements, there are no agreements or understandings with respect to voting of any such shares.

(b) The Westchester Disclosure Schedule contains a list setting forth as of the date of this Agreement all outstanding options which may be exercised for issuance of Westchester Common Stock (each, a “Westchester Stock Option” and collectively the “Westchester Stock Options”), the names of the option holders, the date each such option was granted, the number of shares subject to each such option, the expiration date of each such option, any vesting schedule with respect to an option which is not yet fully vested, and the price at which each such option may be exercised. All Westchester Stock Options are issued and outstanding pursuant to Westchester stock plans described in the Westchester Disclosure Schedule (collectively, the “Westchester Stock Plans”) and the forms of agreements pursuant to which such Westchester Stock Options were granted (each, an “Option Grant Agreement”). Each Westchester Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each Westchester Stock Option is not less than the fair market value of a share of Westchester Common Stock as determined on the date of grant of such Westchester Stock Option and within the meaning of Section 409A of the Code and associated guidance set forth by the United States Department of Treasury. Westchester has made available to Valley true, correct and complete copies of all Westchester Stock Plans, the forms of all award agreements, copies of all outstanding grant agreements for Westchester Stock Options and other agreements evidencing outstanding Westchester Stock Options.

(c) The Westchester Disclosure Schedule lists the name(s) and jurisdiction of incorporation or organization for each Subsidiary of Westchester. Westchester owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Westchester’s Subsidiaries, free and clear of any lien, claim, charge, mortgage, pledge, security interest, restriction, encumbrance or security interest (“Liens”), and all of such shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Neither Westchester nor any Subsidiary of Westchester has or is bound by any right with respect to the capital stock or any other equity security of any Subsidiary of Westchester.

(d) Except (i) for Westchester’s ownership in its Subsidiaries, (ii) for securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers, (iii) for securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, and (iv) unmarketable Federal Home Loan Bank and Federal Reserve Bank stock, neither Westchester nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(e) No bonds, debentures, trust-preferred securities or other similar indebtedness of Westchester (parent company only) are issued or outstanding.

3.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby by the stockholders of Westchester pursuant to applicable law (“Westchester Stockholder Approval”), and subject to the parties obtaining all necessary regulatory approvals, Westchester has corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof and TWB has corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with the terms thereof. On or prior to the date of this Agreement, Westchester’s Board of Directors, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) determined that this Agreement and the Merger are fair to and in the best interests of Westchester and its stockholders and declared the

Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the stockholders of Westchester approve this Agreement at the Westchester Stockholders Meeting (as such term is hereinafter defined) (the “Westchester Recommendation”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by Westchester’s Board of Directors. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of TWB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Westchester or TWB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Westchester and, assuming due and valid execution and delivery of this Agreement by Valley, constitutes a valid and binding obligation of Westchester, enforceable against Westchester in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

(b) Neither the execution and delivery of this Agreement by Westchester or the execution and delivery of the Bank Merger Agreement by TWB, nor the consummation by Westchester of the transactions contemplated hereby in accordance with the terms hereof or the consummation by TWB of the transactions contemplated thereby in accordance with the terms thereof, or compliance by Westchester with any of the terms or provisions hereof or compliance by TWB with any of the terms of provisions thereof, will (i) violate any provision of the Westchester Charter Documents, (ii) assuming that the consents and approvals set forth below in this Section 3.3(b) are duly obtained, violate any law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Westchester or TWB or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Westchester or TWB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Westchester or TWB is a party, or by which either or both of them or any of their respective properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester. Except for consents and approvals of or filings or registrations with or notices to the Office of the Comptroller of the Currency (the “OCC”), the FDIC, the Board of Governors of the Federal Reserve System (the “FRB”), the NYDFS, the Department of Treasury of New Jersey, the Secretary of State of the State of Delaware, the SEC, and the stockholders of Westchester, or as listed in the Westchester Disclosure Schedule, no consents or approvals of, filings or registrations with, or notices to any federal or state governmental authority, instrumentality or administrative agency or, to the knowledge of Westchester, any third party (other than consents or approvals of third parties the absence of which has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester or TWB) are necessary on behalf of Westchester or TWB in connection with (x) the execution and delivery by Westchester of this Agreement and the consummation by Westchester of the transactions contemplated hereby and (y) the execution and delivery by TWB of the Bank Merger Agreement and the consummation by TWB of the transactions contemplated thereby. To the knowledge of Westchester, there is no reason why the consents and approvals referenced in the preceding sentence will not be obtained in a timely fashion.

3.4 Financial Statements.

(a) True, correct and complete copies of Westchester’s audited financial statements consisting of the balance sheet of Westchester as at December 31 in each of the years 2020, 2019 and 2018 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Company as at March 31, 2021 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the three-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Westchester Financial Statements”) has been made available to Valley. The Westchester Financial Statements (including the related notes), have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements, in each case, consistently applied during the periods involved, and fairly present (subject, in the case of the unaudited interim statements, to normal year-end adjustments) the consolidated financial position of Westchester as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders’ equity and of cash flows (including the related notes, where applicable) fairly present (subject, in the case of the unaudited interim statements, to normal year-end adjustments) the consolidated results of operations and changes in stockholders’ equity and of cash flows of Westchester for the respective fiscal periods set forth therein. The consolidated Westchester financial statements to be prepared after the date of this Agreement and prior to the Closing (A) will be true, correct and complete in all material respects, (B) will have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements, in each case, consistently applied during the periods involved, and (C) will fairly present the consolidated financial position of Westchester as of the respective dates set forth therein and the consolidated results of operations and changes in stockholders’ equity of Westchester for the respective fiscal periods set forth therein (subject, in the case of unaudited financial statements, to normal year-end adjustments).

(b) The books and records of Westchester and its Significant Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements.

(c) Except to the extent reflected, disclosed or reserved against in the Westchester Financial Statements, as of December 31, 2020, neither Westchester nor any of its Subsidiaries had any obligations or liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Westchester or any of its Subsidiaries and which are required by GAAP to be disclosed in the Westchester Financial Statements. Since December 31, 2020 and to the date hereof, neither Westchester nor any of its Subsidiaries have (a) incurred any liabilities except in the Ordinary Course or (b) incurred in connection with this Agreement and the transactions contemplated hereby.

(d) Westchester has made available to Valley a copy of Westchester’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9SP) as of December 31, 2020 which includes information regarding “off-balance sheet arrangements” effected by Westchester.

(e) Baker Tilly US, LLP, which has expressed its opinion with respect to the financial statements of Westchester and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to Westchester within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

3.5 Financial Advisor Fees and Other Fees. Other than Raymond James & Associates, Inc. (“Raymond James”), neither Westchester nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s, financial advisor, finder’s fees or similar fees or commissions in connection with any of the transactions contemplated by this Agreement. A copy of Westchester’s agreement with Raymond James has made available to Valley. Raymond James has delivered to Westchester’s Board of Directors its opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) to the effect that, as of the date of such opinion and based upon and subject to the factors, limitations and assumptions set forth therein, the Merger Consideration to be received by holders of Westchester Common Stock is fair, from a financial point of view, to such holders. Other than pursuant to the agreement with Raymond James, there are no fees (other than time charges billed at usual and customary rates) payable to any consultants, including lawyers and accountants, in connection with the transactions contemplated by this Agreement and which would be contingent upon the consummation of the Merger or the termination of services of such consultants by Westchester of any of its Subsidiaries.

3.6 Absence of Certain Changes or Events.

(a) Since December 31, 2020, there has not been any condition, event, change or occurrence that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester.

(b) Neither Westchester nor any of its Subsidiaries has taken or permitted any of the actions set forth in Section 5.2 hereof between December 31, 2020 and the date hereof and Westchester and the Westchester Subsidiaries have conducted their business only in the Ordinary Course.

3.7 Legal Proceedings. Neither Westchester nor any of its Subsidiaries is a party to any, and there are no pending or, to Westchester’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Westchester or any of its Subsidiaries which, if decided adversely to Westchester, or any of its Subsidiaries, has not had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester. Neither Westchester nor any of its Subsidiaries is a party to any order, judgment or decree entered against Westchester or any Westchester Subsidiary in any lawsuit or proceeding which has not had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester.

3.8 Taxes and Tax Returns.

(a) Except as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester or TWB, Westchester, TWB and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due and payable on such Returns.

(b) Westchester, TWB and each of their Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Westchester, TWB or any Subsidiary through such date, which reserves are adequate for such purposes.

(c) No deficiencies have been asserted against Westchester, TWB or any of their Subsidiaries as a result of an examination by the Internal Revenue Service (the “IRS”) or a state or local tax authority that has not been resolved and paid in full.

(d) To the knowledge of each of Westchester and TWB, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Westchester, TWB or any of their Subsidiaries, nor has Westchester, TWB or any of their Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(e) There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable) on any of the assets of Westchester, TWB, and each of their Subsidiaries.

(f) Neither Westchester, TWB nor any of their Subsidiaries: (i) has requested any extension of time within which to file any Tax Return which Return has not since been filed; (ii) is a party to any agreement providing for the allocation, sharing or indemnification of Taxes (except agreements between and/or among Westchester, TWB and/or any of their Subsidiaries); (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Westchester, TWB or any Subsidiary (nor does Westchester or TWB have any knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (v) has been a party to any distribution occurring in the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied; (vi) has been included in any “consolidated,” “unitary” or “combined” Return (other than the Returns which include Westchester, TWB and each of their Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality or has any liability for Taxes of any person (other than Westchester, TWB and/or any of their Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision under the laws of any foreign jurisdiction or any state or locality, or as a transferee or successor, by contract, or otherwise; (vii) has participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); (viii) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and/or (ix) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(g) (i) Westchester, TWB and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Westchester, TWB and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester.

(h) Westchester has made available to Valley true, correct and complete copies of: (i) all material Returns filed within the past three (3) years by Westchester, TWB and each of their Subsidiaries; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three (3) years relating to Taxes due from or with respect to Westchester, TWB or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by Westchester, TWB or any of their Subsidiaries with any Governmental Entities within the past five (5) years with respect to Taxes.

(i) Westchester, TWB, and each of their Subsidiaries have, to the extent applicable, (i) to the extent deferred, properly complied in all material respects with all applicable laws in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), (ii) to the extent applicable, eligible, and claimed, or intended to be claimed, properly complied in all material respects with all laws and duly accounted for any available Tax credits under Sections 7001 through 7004 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, (iii) not deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with any U.S. presidential memorandum or executive order, and (iv) not sought (a) any covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, or (b) any loan that is an extension or expansion of, or is similar to, any covered loan described in clause (a).

(j) For purposes of this Agreement, the terms: (i) “Tax” or “Taxes” means: (A) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and other recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign, including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis and such term shall include any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (B) any liability for the payment of any amounts described in (A) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (C) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other person with respect to the payment of any amounts of the type described in (A) or (B); (ii) “Return” means any Return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, which is required to be filed with a Governmental Entity; and (iii) “Governmental Entity” means any (A) Federal, state, local, municipal or foreign government, (B) governmental, quasi-governmental authority (including any governmental agency, commission, branch, department or official, and any court or other tribunal) or body exercising, or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (C) any self-regulatory organization, administrative or regulatory agency, commission or authority.

3.9 Employees and Benefit Plans.

(a) Westchester has made available to Valley, prior to the execution of this Agreement, true, correct and complete copies (or if not written, a written summary of material terms) of each current Westchester Benefit Plan, a complete and accurate list of which is included in the Westchester Disclosure Schedule. “Westchester Benefit Plan” means any of the following that has been adopted, maintained, sponsored in whole or in part by, or contributed to or required to be contributed to, by any of Westchester or its Subsidiaries or any entity which together with Westchester or its Subsidiaries would be treated as a single employer under Code Section 414 (each, a “Westchester ERISA Affiliate”) for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Westchester or any Westchester ERISA Affiliate has or may have any obligation or liability: each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, stock appreciation rights, employee stock ownership, share purchase, severance pay, vacation, bonus, incentive, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and any other plan, fund, policy, program, practice, custom, understanding, agreement, or arrangement providing compensation or other benefits. No Westchester Benefit Plan is subject to any law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity other than those of the United States or any state, county, or municipality in the United States. Westchester has made available to Valley, with respect to each

Westchester Benefit Plan as applicable, (i) all trust agreements or other funding arrangements, (ii) all determination letters, opinion letters, information letters or advisory opinions issued by the Department of Labor (“DOL”), the IRS, or the Pension Benefit Guaranty Corporation (“PBGC”), (iii) the most recent report on Form 5500, (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for the most recently available plan year, (v) the most recent summary plan descriptions and any material modifications thereto, (vi) any non-routine correspondence with the DOL, IRS, PBGC, or any other Governmental Entity regarding a Westchester Benefit Plan, and (vii) the most recent actuarial valuations. There are no plans, programs, policies, and arrangements sponsored or maintained by a third-party professional employer organization in which the current or former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries of any of Westchester or its Subsidiaries or any of its affiliates are eligible to participate.

(b) Each Westchester Benefit Plan is and has been maintained in all material respects in compliance with the terms of such Westchester Benefit Plan, and in compliance with the applicable requirements of the Code, ERISA, and any other applicable laws. Each Westchester Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or uses a pre-approved document that is the subject of a favorable opinion letter from the IRS on which Westchester or its Subsidiary is entitled to rely. To Westchester’s knowledge, nothing has occurred and no circumstance exists that would be reasonably expected to adversely affect the qualified status of such Westchester Benefit Plan. Within the past three (3) years, none of Westchester or its Subsidiaries has taken any action to take material corrective action or make a filing under any voluntary correction program of the IRS, DOL or any other Governmental Entity with respect to any Westchester Benefit Plan. All assets of each Westchester Benefit Plan that is a retirement plan consist exclusively of cash and actively traded securities.

(c) There are no pending, or, to Westchester’s knowledge, threatened claims or disputes under the terms of, or in connection with, the Westchester Benefit Plans (other than claims for benefits in the Ordinary Course that are not expected to result in material liability to any of Westchester or its Subsidiaries), and to Westchester’s knowledge, no action, proceeding, prosecution, inquiry, hearing or investigation or audit has been commenced with respect to any Westchester Benefit Plan.

(d) Neither Westchester nor any affiliate of Westchester has engaged in any prohibited transaction for which there is not an exemption, within the meaning of Section 4975 of the Code or Section 406 of ERISA, with respect to any Westchester Benefit Plan and to Westchester’s knowledge, no prohibited transaction has occurred with respect to any Westchester Benefit Plan that would be reasonably expected to result in any material liability or excise Tax under ERISA or the Code. None of Westchester, its Subsidiaries or their employees, nor any committee of which any employee of Westchester or its Subsidiaries is a member has breached his or her fiduciary duty with respect to a Westchester Benefit Plan in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Westchester Benefit Plan. To Westchester’s knowledge, no fiduciary, within the meaning of Section 3(21) of ERISA, who is not Westchester or employees of any of Westchester or its Subsidiaries, has breached his or her fiduciary duty with respect to a Westchester Benefit Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Westchester Benefit Plan that would reasonably be expected to result in any material liability or excise Tax under ERISA or the Code being imposed on Westchester or any affiliate of Westchester. The treatment of the Westchester Stock Options required under this Agreement is permitted by applicable law and the terms of the applicable plan and award agreement. All Westchester Stock Options, and any other stock options granted by any of Westchester or its Subsidiaries and outstanding at any time within the last six (6) years, were granted at no less than “fair market value” for purposes of Section 409A of the Code, and each such stock option has at all times been exempt from Section 409A of the Code.

(e) Neither Westchester nor any Westchester ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any material liability with respect to, or would reasonably be expected to have any such obligation to contribute to or material liability with respect to: (i) any plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3)), (iii) a “multiple employer plan” (within the meaning of ERISA or the Code), (iv) a self-funded health or welfare benefit plan, (v) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code), or (vi) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) No Tax under the Code Sections 4980B, 4980H or 5000 has been incurred with respect to any of Westchester or its Subsidiaries or any Westchester Benefit Plan and no circumstance exists which could reasonably be expected to give rise to such Tax. No Westchester Benefit Plan provides medical or death benefits (whether or not insured) beyond an employee’s retirement or other termination of service, other than (i) coverage mandated by law, or (ii) death benefits under any Westchester retirement plan, and none of Westchester or its Subsidiaries has any liability or obligation to provide the same.

(g) All contributions required to be made to any Westchester Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Westchester Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Westchester. There are no funding obligations of any Westchester Benefit Plan which are not accounted for by reserves shown on the Westchester Financial Statements and established under GAAP, or otherwise noted on such financial statements.

(h) With respect to each Westchester Benefit Plan that is funded wholly or partially through an insurance policy, there will be no material liability of Westchester or any Westchester Subsidiary under any such insurance policy or ancillary agreement with respect to such insurance policy for any retroactive rate adjustment, loss sharing arrangement or other actual or contingent contractual liability arising wholly or partially out of events occurring prior to or at the Effective Time.

(i) Westchester does not maintain or otherwise pay for life insurance policies (other than group term life policies on employees and Bank Owned Life Insurance) with respect to any director, officer or employee. The Westchester Disclosure Schedule lists each such insurance policy and any agreement with a party other than the insurer with respect to the payment, funding or assignment of such policy. Such life insurance policies comply, in all material respects, with state and federal law, including ERISA, and the rules and regulations of all applicable Governmental Entities. To Westchester’s knowledge, neither Westchester nor any Westchester Benefit Plan owns any individual or group insurance policies issued by an insurer which has been found to be insolvent or is in rehabilitation pursuant to a state proceeding.

(j) Westchester does not maintain any retirement plan for directors.

(k) Each Westchester Benefit Plan or other arrangement of Westchester or its Subsidiaries that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has a plan document that satisfies the requirements of Section 409A of the Code and has been operated in compliance with the requirements of Section 409A of the Code and in all material respects in compliance with the terms of such plan document, in each case such that no Tax is or has been due, payable or reportable under Section 409A of the Code. None of Westchester or its Subsidiaries has any obligation to any gross-up or otherwise reimburse any person for any tax incurred by such person pursuant to Section 409A, Section 4999 or Section 280G of the Code, and no Westchester Benefit Plan provides for the same.

(l) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of any of Westchester or its Subsidiaries, or result in any (i) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust), (ii) limitation on the right of any of Westchester or its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Westchester Benefit Plan or related trust, (iii) acceleration of the time of payment or vesting of any such payment, right, compensation or benefit, or (iv) entitlement by any recipient of any payment or benefit to receive a “gross up” payment for any Taxes.

(m) None of Westchester or its Subsidiaries is the subject of any pending or, to the knowledge of Westchester, threatened litigation asserting that it or any of Westchester or its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or other violation of state or federal labor law or seeking to compel it or any of Westchester or its Subsidiaries to bargain with any labor organization or other employee representative as to wages or conditions of employment. None of Westchester or its Subsidiaries is or has ever been a party to any collective bargaining agreement or subject to any bargaining order, injunction or other order relating to Westchester’s relationship or dealings with its employees, any labor organization or any other employee representative, and none of Westchester or its Subsidiaries is currently negotiating any collective bargaining agreement. To the knowledge of Westchester, since January 1, 2018, there has not been any attempt by any of Westchester or its Subsidiaries employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any of Westchester or its Subsidiaries. The employment of each employee of any of Westchester or its Subsidiaries are terminable at will without any penalty, liability or severance obligation incurred by any of Westchester or its Subsidiaries.

(n) The Westchester Disclosure Schedule separately sets forth all employees of Westchester and its Subsidiaries, including for each such employee: employee identification number, job title, hire date, full- or part-time status, Fair Labor Standards Act designation, work location (identified by city and state), current compensation rate, bonuses, incentives, or commissions paid the past two years, and visa status. To Westchester’s knowledge, no employee of any of Westchester or its Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality or non-competition agreement, that in any way materially adversely affects or restricts the performance of such employee’s duties. Westchester and its Subsidiaries have no “leased employees” within the meaning of Code Section 414(n).

(o) The Westchester Entities have, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, and other wages due to be paid through the Closing Date. Each of the Westchester Entities is and at all times has been in material compliance with all law governing the employment of labor and the withholding of taxes, including but not limited to, all contractual commitments and all such laws relating to wages, hours, affirmative action, collective bargaining, discrimination, civil rights, disability accommodation, employee leave, unemployment, worker classification, immigration, safety and health, workers’ compensation and the collection and payment of withholding or Social Security taxes and similar taxes.

(p) Each of the Westchester Entities is in material compliance with the Immigration Reform and Control Act of 1986, as amended, and any other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed, including but not limited to all applicable policies with respect to collecting, verifying and retaining complete and accurate copies of a Form I-9 (Employment Eligibility Verification) for each employee. Westchester and its Subsidiaries are in material compliance with the proper classification of the status of the employees and independent contractors (including for purposes of taxation and Tax reporting and under Westchester Benefit Plans).

(q) The Westchester Disclosure Schedule sets forth all of the following for the Westchester Entities since March 1, 2020, or otherwise in response to or in connection with the Pandemic or business circumstances related thereto: (i) employee furloughs; (ii) reductions in employee salary, other compensation, benefits or hours; (iii) employee lay-offs or terminations; or (iv) other material changes in employee policies, practices or terms and conditions.

(r) Since January 1, 2018, to the knowledge of Westchester, no allegations of sexual or other misconduct, harassment or discrimination have been made against any employee of any of Westchester or its Subsidiaries. Since January 1, 2018, none of the Westchester Entities has entered into any settlement agreements related to allegations of sexual or other misconduct, harassment or discrimination by any employee.

3.10 Reports. TWB has, since January 1, 2018, duly filed with the NYDFS and the FDIC, and Westchester has duly filed with the FRB, in correct form all reports required to be filed under applicable laws and regulations, and, subject to Section 8.15, Westchester promptly has made available to Valley true, correct and complete copies of such documentation.

3.11 Compliance with Applicable Law.

(a) Each of Westchester and the Westchester Subsidiaries (i) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business as now conducted and there has occurred no material default under any such licenses, franchises, permits and authorizations and to the knowledge of Westchester, no suspension or cancellation of any such licenses, franchises, permits and authorizations is threatened and (ii) has complied in all material respects with and is not in default in any respect under any applicable law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Westchester or any of its Subsidiaries, including consumer, community and fair lending laws and, subject to Section 8.15, neither Westchester nor any of the Westchester Subsidiaries, since January 1, 2018, has received written notice of such violation of any of the above that has not been cured.

(b) Neither Westchester nor any of its Subsidiaries administer accounts for which it acts as a fiduciary, including accounts for which Westchester or such Subsidiary serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser.

(c) All of the deposits held by TWB (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all material respects with (a) all applicable policies, practices and procedures of TWB and (b) all applicable laws, including U.S. Anti-Money Laundering Laws (as such term is hereinafter defined) and anti-terrorism or embargoed persons requirements.

(d) Without limiting the foregoing, (i) TWB has complied in all material respects with the federal Community Reinvestment Act (“CRA”) and New York Community Reinvestment Act (“New York CRA”), (ii) TWB has received ratings of “satisfactory” or better in its most recent CRA evaluation from the FDIC and most recent New York CRA evaluation from the DFS and Westchester does not have any knowledge of any fact or circumstance or set of facts or circumstances that would reasonably be expected to result in TWB having its current CRA or New York CRA rating lowered such that it is no longer “satisfactory” or better, and (iii) to Westchester’ knowledge, no person or group would object to the consummation of the Merger due to the CRA or New York CRA performance of or rating of TWB. Since January 1, 2018, no person or group has adversely commented in writing or, to the knowledge of Westchester, orally, upon TWB’s CRA or New York CRA performance.

3.12 Certain Contracts.

(a) Neither Westchester nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which relates to the incurrence of indebtedness (other than deposit liabilities, federal funds, advances and loans from the Federal Home Loan Bank and sales of securities subject to repurchase, in each case incurred in the Ordinary Course) by Westchester or any of its Subsidiaries, including any sale and leaseback transactions in the Ordinary Course), capitalized leases and other similar financing transactions, (ii) which grants any “most favored nation” right, right of first refusal, right of first offer or similar right with respect to any material assets or properties of Westchester and its Subsidiaries, (iii) which limits the payment of dividends by any of Westchester or its Subsidiaries,

(iv) that relates to the acquisition or disposition of any person, business or asset and under which any of Westchester or its Subsidiaries has or may have a material obligation or liability, (v) that provides for indemnification by any of Westchester or its Subsidiaries of any person, except for non-material contracts entered into in the Ordinary Course, (vi) with or to a labor union or guild (including any collective bargaining agreement), (vii) (A) that relates to the incurrence of indebtedness by any of Westchester or its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by any of Westchester or its Subsidiaries of, or any similar commitment by any of Westchester or its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person; (viii) that is a settlement, consent or similar contract and contains any material continuing obligations of any of Westchester or its Subsidiaries; (ix) which provides for material payments to be made by Westchester or any of its Subsidiaries upon a change in control thereof, (x) which (A) limits the freedom of Westchester or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, (B) requires referrals of business or requires Westchester or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis or (C) requires Westchester or any of its Subsidiaries to use any product or service of another person on an exclusive basis, (xi) which involved payments by, or to, Westchester or any of its Subsidiaries in fiscal year 2020 of more than $150,000 and are not terminable on sixty (60) days or less notice or which could reasonably be expected to involve payments during fiscal year 2021 of more than $150,000 and are not terminable on sixty (60) days or less notice (other than pursuant to loans originated or purchased by Westchester and its Subsidiaries in the Ordinary Course) or (xii) any other contract or amendment thereto that is material to Westchester or its Subsidiaries or their respective business or assets and not otherwise entered into in the Ordinary Course. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), whether or not set forth in the Westchester Disclosure Schedule, together with all contracts referred to in Sections 3.9 and 3.23, is referred to herein as a “Westchester Contract.” All Westchester Contracts have been made available to Valley.

(b) (i) Each Westchester Contract is legal, valid and binding on Westchester or its applicable Subsidiary and in full force and effect, and, to the knowledge of Westchester, is valid and binding on the other parties thereto, (ii) Westchester and each of its Subsidiaries and, to the knowledge of Westchester, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Westchester Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Westchester or any of its Subsidiaries or, to the knowledge of Westchester, any other party thereto, under any such Westchester Contract and (iv) there is not pending or, to the knowledge of Westchester, threatened, cancellations of any Westchester Contract.

(c) The Westchester Disclosure Schedule contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as Tax indemnification payments in respect of income or excise Taxes), under any employment, change-in-control, severance or similar contract or plan with or which covers any present or former employee, director or consultant of Westchester or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Westchester Pension Plans, Westchester Benefit Plans or Westchester Contract (other than a Tax-qualified plan) for each such person, specifying the assumptions in such schedule. The failure of Westchester to include immaterial amounts (both individually or in the aggregate) under this Section 3.12(c) shall not constitute a breach thereof.

3.13 Assets. Each of Westchester and its Subsidiaries has good and marketable title to those assets reflected in the most recent Westchester Financial Statements as being owned by Westchester or its Subsidiaries or acquired after the date thereof (except assets sold or otherwise disposed of since the date thereof in the Ordinary Course), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable, (c) Liens securing borrowings from the Federal Home Loan Bank, (d) easements, rights of way, and other similar encumbrances that do not materially affect the use of the assets subject thereto or affected thereby or otherwise materially impair business operations and use of such assets and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the assets subject thereto or affected thereby or otherwise materially impair business operations and use of such assets.

3.14 Properties and Insurance.

(a) The Westchester Disclosure Schedule contains a complete list of all real property owned (“Owned Real Property”) or leased by Westchester or any of its Subsidiaries, as other real estate owned (“OREO”) or otherwise, or owned, leased or controlled by Westchester or any Westchester Subsidiary as trustee or fiduciary (collectively, the “Westchester Property”). Westchester and its Subsidiaries have good, and as to Owned Real Property, marketable and fee simple, title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Westchester’s consolidated balance sheet as of December 31, 2020, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the Ordinary Course since December 31, 2020 to third parties in arm’s length transactions).

(b) Westchester and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by them. The Westchester Disclosure Schedule lists all leases pursuant to which Westchester or any Westchester Subsidiary occupies any real property (“Westchester Leases”) and for each such lease lists annual base rentals, the annual increases to base rentals to the end of the lease and the expiration date and any option terms. The Merger does not or will not trigger any provision of any of the Westchester Leases covering Westchester’s leased Real Property which would require the consent to assignment or approval by any of the lessors thereunder. Neither Westchester nor its Subsidiaries have assigned, subleased, transferred, conveyed, mortgaged or deeded in trust any interest in any of the Westchester Leases. Neither Westchester nor any of its Subsidiaries have received written notice of any threatened cancellations of any of the Westchester Leases. Westchester or its Subsidiaries, as the case may be, has in all material respects performed all obligations required to be performed by it to date pursuant to such Westchester Leases. Neither Westchester nor any of its Subsidiaries has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by Westchester or any Subsidiary under any of the Westchester Leases.

(c) To Westchester’s knowledge, the Westchester Property and all buildings and improvements thereon are free from any material interior or exterior structural defects. Neither Westchester nor its Subsidiaries have received written notice that any such buildings, structures, fixtures and improvements on any Owned Real Property are in violation, in any material respect, of any applicable law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Westchester. To Westchester’s knowledge, the buildings, structures, fixtures and improvements on each parcel of Owned Real Property lie entirely within the boundaries of such parcel of Owned Real Property. Neither Westchester nor its Subsidiaries have received written notice that any portion of Westchester Property or any building, structure, fixture or improvement thereon is the subject of, or affected by, any condemnation, eminent domain or inverse condemnation proceeding currently instituted or pending, and to the knowledge of Westchester, none of the foregoing are, or have been threatened to be, the subject of, or affected by, any such proceeding. There are no persons other than Westchester and its Subsidiaries, or, to Westchester’s knowledge as to leased Real Property, the landlord (to the extent provided for in the relevant Westchester Lease), entitled to possession of the Real Property. To Westchester’s knowledge, all of the Westchester Property, and Westchester’s and its Subsidiaries’ use thereof, complies with all applicable zoning, building, fire, use restriction, air, water or other pollution control, environmental protection, waste disposal, safety or health codes, or other ordinances, rules or regulations but excluding any Environmental Laws which are subject to Section 3.16 hereof. neither Westchester nor its Subsidiaries have received any notification of any asserted present or past failure by it to comply with such laws, rules, regulations or codes, or such orders, rules, writs, judgments, injunctions, decrees or ordinances except of past violations as to which the relevant statute of limitations has expired or as to which Westchester or its Subsidiaries have completed all actions required to be in compliance therewith.

(d) The Westchester Disclosure Schedule lists all material policies of insurance of Westchester and its Significant Subsidiaries showing all risks insured against, in each case under valid, binding and enforceable policies or bonds, with such amounts and such deductibles as are specified. As of the date hereof, neither Westchester nor any of its Subsidiaries has received any notice of pending cancellation or notice of a pending material amendment of any such insurance policy or bond or is in default under such policy or bond, no material coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

3.15 Minute Books. The minute books of Westchester and TWB contain records that are accurate in all material respects of all meetings and other corporate action held of their respective stockholders and Boards of Directors (including committees of their respective Boards of Directors).

3.16 Environmental Matters.

(a) For purposes of this section and Section 4.20, (i) “Environmental Law” means any law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy, guideline, opinion or agency requirement relating to pollution or protection of human health or safety or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other law relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material and (ii) (i) “Hazardous Material” means any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, lead-containing paint or plumbing, radioactive materials or radon, asbestos-containing materials and any polychlorinated biphenyls, and (iii) any other substance which has been, is, or may be the subject of regulatory action by any government authority in connection with any Environmental Law.

(b) To Westchester’s knowledge, (i) Westchester and each of its Subsidiaries are in compliance with and have complied with all applicable Environmental Laws, (ii) neither Westchester nor any of its Subsidiaries has any liability known or unknown, contingent or absolute, under any Environmental Law, nor is Westchester or any Subsidiary responsible for any such liability of any other person or entity under any Environmental Law, whether by contract, by operation of law or otherwise, (iii) neither Westchester nor any Westchester Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Westchester or such Westchester Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) may be in violation of any Environmental Law or may have any liability under any Environmental Law, and (iv) no toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any Westchester Property in any manner that violates or, after the lapse of time is reasonably likely to violate, any Environmental Law.

(c) To Westchester’s knowledge, none of the Westchester Properties has been operated in any manner that violated any Environmental Law, the violation of which has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester.

(d) To Westchester’s knowledge, no Westchester Property is listed or proposed to be listed on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System or any other governmental database or list of properties that may or do require remedial action under Environmental Laws. Neither Westchester nor any of its Subsidiaries has arranged by contract, agreement or otherwise for the transportation, disposal or treatment of hazardous or toxic substances at any location such that it is or could be liable for remedial actions of such location pursuant to Environmental Laws.

(e) Westchester and its Subsidiaries have made available to Valley copies of all environmental assessments, reports, audits and other documents in their possession or under its control that relate to the environmental condition of any Westchester Property.

3.17 Reserves.

(a) The allowance for loan and lease losses in the Westchester Financial Statements, was, as of December 31, 2020, (i) adequate under GAAP, and (ii) adequate under all regulatory requirements applicable to financial institutions.

(b) As of December 31, 2020, the reserve for Taxes as calculated under and required under FIN 48 is adequate for all contingencies and includes all reasonably possible contingencies.

3.18 No Excess Parachute Payments. No officer, director, employee or agent (or former officer, director, employee or agent) of Westchester or any Westchester Subsidiary is entitled now, or will or may be entitled to as a consequence of this Agreement, the Merger or the Bank Merger, to any payment or benefit from Westchester, a Westchester Subsidiary, Valley or VNB which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder or would not be deductible under Section 162(m) of the code. Any disclosures on the Westchester Disclosure Schedule pursuant to this section shall include the name of the person entitled to receive the payment of benefit, a calculation of the amounts due and a statement as to whether such amounts are deductible for federal income Tax purposes, along with any other relevant information. No officer, director, employee or agent (or former officer, director, employee or agent) of Westchester or TWB is entitled to a Section 280G “gross up” payment with regard to any payments or benefits set forth on the Westchester Disclosure Schedule or otherwise. As of the date hereof, Valley has entered into the Employment Agreement with the executive set forth in Exhibit B, which Employment Agreement shall take effect at the Effective Time.

3.19 Agreements with Bank Regulators. Subject to Section 8.15, neither Westchester nor any Westchester Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Valley by Westchester prior to the date of this Agreement, nor has Westchester been advised in writing or, to the knowledge of Westchester, orally, by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Subject to Section 8.15, neither Westchester nor any Westchester Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Valley by Westchester prior to the date of this Agreement.

3.20 Transactions with Affiliates and Insiders.

(a) There are no contracts, plans, arrangements or other transactions, including extensions of credit, between any of Westchester or its Subsidiaries, on the one hand, and (a) any officer or director of any of Westchester or its Subsidiaries, (b) to Westchester’s knowledge, any (i) record or beneficial owner of five percent (5%) or more of the voting securities of Westchester or (ii) affiliate or family member of any such officer, director or record or beneficial owner, or (c) any other affiliate of Westchester, on the other hand, except those, in each case, of a type available to employees of Westchester generally and, in the case of TWB, that are in compliance with Regulation O and Regulation W of the Federal Reserve (12 C.F.R. Part 223).

(b) The Westchester Disclosure Schedule sets forth, as of March 31, 2021, each loan, extension of credit, or guaranty from Westchester or any of its Subsidiaries to any director or executive officer of Westchester or any of its Subsidiaries to any director or executive officer of Westchester, including (i) the name of the person receiving the benefit of such loan, extension of credit or guaranty, (ii) the outstanding principal amount of such loan or extension of credit, and (iii) the type of loan.

3.21 Reports; Internal and Disclosure Controls.

(a) Westchester and each of its Significant Subsidiaries have filed on a timely basis all forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports and documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2018 with any Governmental Entity, all such forms, filings, registrations, submissions, statements, certifications, returns, information, data, reports and documents required to be filed under any law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Westchester, including any and all federal and state banking laws, were complete and accurate in all material respects and in compliance in all material respects with the requirements of any applicable law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Westchester and have paid all fees and assessments due and payable in connection therewith, and, subject to Section 8.15, except for normal examinations conducted by a Governmental Entity in the regular course of the business of Westchester and its Significant Subsidiaries, no Governmental Entity has initiated any proceeding or, to the knowledge of Westchester, threatened an investigation into the business or operations of Westchester or any of its Significant Subsidiaries since January 1, 2018. subject to Section 8.15, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, Westchester or any of its Subsidiaries.

(b) The records, systems, controls, data and information of Westchester and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Westchester or its Subsidiaries or accountants (including all means of access thereto and therefrom). Westchester and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Westchester (A) has designed disclosure controls and procedures to ensure that material information relating to Westchester and its Subsidiaries is made known to the management of Westchester, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Westchester’s auditors and the audit committee of Westchester’s Board of

Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Westchester’s ability to record, process, summarize and report financial data and have identified for Westchester’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Westchester’s internal controls.

(c) Since January 1, 2018, neither Westchester nor any of its Subsidiaries nor, to the knowledge of Westchester, any member of Westchester’s Board of Directors or executive officer of Westchester or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Westchester or any of its Subsidiaries or their respective internal accounting controls including any material complaint, allegation, assertion or claim that Westchester or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Westchester or any of its Subsidiaries, whether or not employed by Westchester or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Westchester or any of its officers, directors, employees or agents to any member of Westchester’s Board of Directors or any executive officer of Westchester.

3.22 Loan Matters.

(a) Each outstanding loan (including loans held for resale to investors) held by Westchester or its Subsidiaries (the “Westchester Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Westchester Loan files are being maintained, in all material respects in accordance with the relevant loan documents, Westchester’s underwriting standards (and, in the case of Westchester Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester.

(b) Except as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester, each Westchester Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured has been secured by valid Liens which have been perfected and (iii) to Westchester’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester, the loan documents with respect to each Westchester Loan were in compliance with applicable laws and regulations at the time of origination or purchase by Westchester or its Subsidiaries and are complete and correct in all material respects.

(c) Westchester Disclosure Schedule sets forth a list of all loans as of March 31, 2021 by Westchester and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O promulgated by the FRB (12 CFR Part 215)) of Westchester or any of its Subsidiaries. (i) There are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the loan was made; and (ii) all such loans are and were made in compliance with all applicable laws and regulations, except for such exceptions as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Westchester.

(d) Westchester Disclosure Schedule sets forth (A) each Westchester Loan that as of March 31, 2021 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Westchester, any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Westchester Loan, (B) each Westchester Loan that was classified as of March 31, 2021 under ASC 310, and (C) each asset of Westchester or any of its Subsidiaries that as of March 31, 2021 was classified as OREO and the book value thereof as of such date.

(e) None of the agreements pursuant to which Westchester or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

3.23 Intellectual Property.

(a) (i) All marks, patents and registered copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Westchester or any of its Subsidiaries (collectively, “Westchester Registered IP”) (other than patent applications or applications to register trademarks) is, to the knowledge of Westchester, valid and enforceable and (ii) no Westchester Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Westchester, no such action is or has been threatened with respect to any of Westchester Registered IP.

(b) Westchester or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Westchester or its Subsidiaries), free and clear of any and all Liens, all Westchester Registered IP and all other intellectual property that is material to the businesses of Westchester or any of its Subsidiaries other than intellectual property owned by a third party that is licensed to Westchester or a Subsidiary thereof pursuant to an existing license agreement and used by Westchester or such Subsidiary within the scope of such license.

(c) Each of Westchester and its Subsidiaries has taken reasonable steps to protect and maintain its rights in its intellectual property and maintain the confidentiality of all information of Westchester or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d) To the knowledge of Westchester, none of the activities or operations of Westchester or any of its Subsidiaries (including the use of any intellectual property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any intellectual property of any third party and neither Westchester nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred.

(e) To the knowledge of Westchester, its information technology assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Westchester in connection with its business, and no information technology assets that are material to the business of Westchester or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three (3) years.

(f) Each of Westchester and its Subsidiaries has (i) complied in all material respects with all applicable laws which govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, transmission or transfer of the personal data or information of customers or other individuals (“Personally Identifiable Information”) and similar laws governing data privacy, and with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, transmission or transfer of Personally Identifiable Information and (ii) taken commercially reasonable measures to ensure that all Personally Identifiable Information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To Westchester’s knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such Personally Identifiable Information by any of Westchester or its Subsidiaries or any other person.

3.24 Antitakeover Provisions. Westchester has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover law, including the requirements of Section 203 of the DGCL (collectively, “Takeover Statutes”). None of Westchester and its Subsidiaries is the beneficial owner (directly or indirectly) of more than ten percent (10%) of the outstanding capital stock of Valley entitled to vote in the election of Valley’s directors.

3.25 Indemnification. Except as provided in the Westchester Contracts or the Westchester Charter Documents, neither Westchester nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Westchester (a “Covered Person”), and, to the knowledge of Westchester, there are no claims for which any Covered Person would be entitled to indemnification under the Westchester Charter Documents, applicable law or any indemnification agreement.

3.26 Reorganization. Neither Westchester nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.27 Investment Securities; Borrowings; Deposits.

(a) Except for investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and pledges to secure Federal Home Loan Bank or Federal Reserve Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the Ordinary Course and restrictions that exist for securities to be classified as “held to maturity,” Westchester and its Subsidiaries have good title in all material respects to all securities and commodities owned by it and none of the investment securities held by Westchester or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(b) Each of Westchester and its Subsidiaries employs to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Westchester believes are prudent and reasonable in the context of their respective businesses, and each of Westchester and its Subsidiaries has, since January 1, 2018, been in compliance with such policies, practices and procedures in all material respects.

(c) Neither Westchester nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Westchester Financial Statements and is a derivative contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the Ordinary Course of business, consistent with regulatory requirements.

(d) Set forth in the Westchester Disclosure Schedule is a true, correct and complete list of the borrowed funds (excluding deposit accounts) of Westchester and its Subsidiaries as of March 31, 2021.

(e) None of the deposits of Westchester or any of its Subsidiaries is a “brokered” or “listing service” deposit.

3.28 Questionable Payments. To Westchester’s knowledge, neither Westchester, TWB nor any of their Subsidiaries or affiliates has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government.

3.29 Anti-Money Laundering Laws. Westchester has no knowledge of, nor has it been advised in writing or, to the knowledge of Westchester, orally, of, or has reason to believe that any facts or circumstances exist that would cause Westchester, TWB or any of their Subsidiaries: (i) to be deemed to have knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony (“Money Laundering”) as defined in the Bank Secrecy Act of 1970, as amended (the “Bank Secrecy Act”), the USA PATRIOT Act of 2001, and their implementing regulations (the “U.S. Anti-Money Laundering Laws”), (ii) to be deemed to have knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Money Laundering; or (iii) to be deemed to be operating in violation of the U.S. Anti-Money Laundering Laws. The Westchester’s Board of Directors and TWB has adopted, and has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the U.S. Anti-Money Laundering Laws and has kept and filed all material reports and other necessary material documents as required by such laws.

3.30 OFAC. None of Westchester, TWB, their Subsidiaries or any director or officer or, to the knowledge of Westchester, any representatives or other person acting on behalf of Westchester, TWB or their respective Subsidiaries (a) engaged in any services (including financial services), transfers of goods, software, or technology, or any other business activity related to (i) Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine claimed by Russia (“Sanctioned Countries”), (ii) the government of any Sanctioned Country, (iii) any person, entity or organization located in, resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any person made subject of any sanctions administered or enforced by the United States Government, including the list of Specially Designated Nationals of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States law, (c) is a person currently the subject of any Sanctions or (d) is located, organized or resident in any Sanctioned Country. Westchester and TWB have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance.

3.31 No Investment Adviser Subsidiary. Neither Westchester nor TWB provides investment management, investment advisory or sub-advisory services to any person (including management and advice provided to separate accounts and participation in wrap fee programs) and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

3.32 No Broker-Dealer Subsidiary. Neither Westchester nor TWB is a broker-dealer required to be registered under the Exchange Act with the SEC.

3.33 No Insurance Subsidiary. Neither Westchester nor TWB conducts insurance operations that require a license from any national, state or local governmental authority or Governmental Entity under any applicable law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Westchester or TWB.

3.34 Statements True and Correct.

(a) None of the information supplied or to be supplied by any of Westchester or its Subsidiaries or any affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Valley with the SEC will, when supplied or when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Proxy Statement-Prospectus relating to Westchester and its Subsidiaries and other portions within the reasonable control of Westchester and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder at the time the Registration Statement becomes effective and at the time the Proxy Statement-Prospectus is filed with the SEC and first mailed.

(b) None of the information supplied or to be supplied by any of Westchester or its Subsidiaries or any affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement-Prospectus, and any other documents to be filed by Westchester or its Subsidiaries or any affiliate thereof with any Governmental Entity in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Proxy Statement-Prospectus, when first mailed to the stockholders of Westchester, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement-Prospectus or any amendment thereof or supplement thereto, at the time of the Westchester Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Westchester Stockholders Meeting.

ARTICLE IV— REPRESENTATIONS AND WARRANTIES OF VALLEY

Reference herein to the “Valley Disclosure Schedule” shall mean the Disclosure Schedule delivered by Valley to Westchester. Except for information set forth in the Valley Disclosure Schedule, or, if applicable, information set forth in Valley SEC Reports that were filed after January 1, 2018, but prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors” or disclosures of risk factors set forth in any “forward-looking statements” disclaimer or other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Valley hereby represents and warrants to Westchester as follows:

4.1 Corporate Organization.

(a) Valley is a corporation duly organized and validly existing and in good standing under the laws of the State of New Jersey. Valley has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley. Valley is registered as a bank holding company under the BHCA.

(b) All of the Subsidiaries of Valley are listed in the Valley Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries. Each Significant Subsidiary of Valley is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. VNB is a national bank whose deposits are insured by the FDIC to the fullest extent permitted by law. Each Significant Subsidiary of Valley has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had, or would reasonably be expected to have, a Material Adverse Effect on Valley. Valley has made available to Westchester true, correct and complete copies of the certificate of incorporation, articles of association, bylaws or other comparable formation and governing documents of Valley and VNB (together the “Valley Charter Documents”) as in effect on the date hereof.

4.2 Capitalization.

(a) The authorized capital stock of Valley consists solely of 650,000,000 shares of Valley Common Stock and 50,000,000 shares of preferred stock, no par value per share, of which 4,600,000 shares have been designated as Series A (the “Series A Preferred Stock”), 4,000,000 of which have been designated as Series B (the “Series B Preferred Stock”) and the rest of which may be divided into classes and into series within any class as determined by the Board of Directors. As of March 31, 2021, there were 405,801,304 shares of Valley Common Stock issued and outstanding, 3,766 treasury shares, and 4,600,000 shares of Series A Preferred Stock outstanding and 4,000,000 shares of Series B Preferred Stock outstanding. As of March 31, 2021, except for 1,673,775 shares of Valley Common Stock issuable upon exercise of outstanding stock options granted pursuant to Valley’s equity compensation plans (the “Valley Plans”) and 4,221,232 shares of Valley Common Stock issued under the Valley Plans as restricted stock units (the “Valley RSUs”), there were no shares of Valley Common Stock issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of Valley Common Stock, and all issued and outstanding shares of capital stock of Valley’s Significant Subsidiaries, have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, and are free and clear of all Liens. All of the outstanding shares of capital stock of Valley’s Significant Subsidiaries are owned directly or indirectly by Valley free and clear of any Liens. Except for the options referred to above under the Valley Plans and the Valley RSUs, neither Valley nor any of Valley’s Significant Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Valley or Valley’s Significant Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

(b) No bonds, debentures, trust-preferred securities or other similar indebtedness of Valley (parent company only) are issued or outstanding.

4.3 Authority; No Violation.

(a) Subject to the parties obtaining all necessary regulatory approvals, Valley has corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof, and VNB has corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with the terms thereof. On or prior to the date of this agreement, Valley’s Board of Directors, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) declared the Merger and the other transactions contemplated hereby to be advisable and (ii) approved this Agreement, the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Valley. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of VNB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Valley or VNB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Valley and, assuming due and valid execution and delivery of this Agreement by Westchester, constitutes a valid and binding obligation of Valley, enforceable against Valley in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

(b) Neither the execution and delivery of this Agreement by Valley nor the execution and delivery of the Bank Merger Agreement by VNB, nor the consummation by Valley of the transactions contemplated hereby in accordance with the terms hereof or the consummation by VNB of the transactions contemplated thereby in accordance with the terms thereof, will (i) violate any provision of the Valley Charter Documents, (ii) assuming that the consents and approvals set forth below in this Section 4.3(b) are duly obtained, violate any law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Valley or VNB or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Valley or VNB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Valley or VNB is a party, or by which Valley or VNB or any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley. Except as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley and for consents and approvals of filings or registrations with or notices to the OCC, the FDIC, the FRB, the SEC, the NYDFS, Department of Treasury of New Jersey and the Secretary of State of the State of Delaware, no consents or approvals of or filings or registrations with or notices to any federal or state governmental authority, instrumentality or administrative agency or, to the knowledge of Valley, any third party are necessary on behalf of Valley or VNB in connection with (a) the execution and delivery by Valley of this Agreement, (b) the consummation by Valley of the transactions contemplated hereby and (c) the execution and delivery by VNB of the Bank Merger Agreement and the consummation by VNB of the transactions contemplated thereby. To the knowledge of Valley, there is no reason why the consents and approvals referenced in the preceding sentence will not be obtained in a timely fashion.

4.4 Financial Statements.

(a) Valley’s (a) Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), sets forth the consolidated balance sheets of Valley as of December 31, 2020 and 2019, and the related consolidated statements of income, stockholders’ equity and cash flows for the periods ended December 31 in each of the three (3) years 2018 through 2020, accompanied by the audit report of Valley’s independent public accountants, and (b) Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the SEC under the Exchange Act sets forth the unaudited consolidated balance sheets of Valley as of March 31, 2021 and 2020 and the related unaudited consolidated statements of income, stockholders’ equity and cash flows of the three (3) months ended March 31, 2021 and 2020 ((a) and (b) collectively, the “Valley Financial Statements”). The Valley Financial Statements (including the related notes), have been prepared in accordance with GAAP, regulatory accounting principles and the applicable accounting requirements, in each case, consistently applied during the periods involved, and fairly present the consolidated financial position of Valley as of the respective dates set forth therein, and the related consolidated statements of income, changes in stockholders’ equity and of cash flows (including the related notes, where applicable) fairly present the consolidated results of operations and changes in stockholders’ equity and of cash flows of Valley for the respective fiscal periods set forth therein.

(b) The books and records of Valley and its Significant Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements.

(c) Except as and to the extent reflected, disclosed or reserved against in the Valley Financial Statements (including the notes thereto), as of December 31, 2020, neither Valley nor any of its Subsidiaries had any obligations or liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Valley or any of its Significant Subsidiaries and which are required by GAAP to be disclosed in the Valley Financial Statements. Since December 31, 2020, neither Valley nor any of its Subsidiaries have incurred any liabilities, except in the Ordinary Course.

(d) Valley has made available to Westchester a copy of Valley’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2020, which includes information regarding “off-balance sheet arrangements” effected by Valley.

(e) KPMG LLP, which has expressed its opinion with respect to the financial statements of Valley and its subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act, and (y) “independent” with respect to Valley within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

4.5 Brokerage Fees. Neither Valley nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s, financial advisor, finder’s fees or similar fees or commissions in connection with any of the transactions contemplated by this Agreement.

4.6 Absence of Certain Changes or Events. Since December 31, 2020, there has not been any condition, event, change or occurrence that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley.

4.7 Valley Common Stock. The shares of Valley Common Stock to be issued hereunder pursuant to the Merger, will be duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid, nonassessable, free of preemptive rights and free and clear of all Liens created by or through Valley, with no personal liability attaching to the ownership thereof.

4.8 Legal Proceedings. Neither Valley nor any of its Subsidiaries is a party to any, and there are no pending or, to Valley’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Valley or any of its Subsidiaries which, if decided adversely to Valley, or any of its Subsidiaries, has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley. Neither Valley nor any of Valley’s Subsidiaries is a party to any order, judgment or decree entered against Valley or any such Subsidiary in any lawsuit or proceeding which has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley.

4.9 Taxes and Tax Returns.

(a) Except as has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley or VNB, Valley, VNB and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all material Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due and payable on such Returns, other than Taxes or other charges which are being contested in good faith (and disclosed to Westchester in writing).

(b) No deficiencies have been asserted against Valley, VNB or any of their Subsidiaries as a result of an examination by the IRS or a state or local tax authority that have not been resolved and paid in full.

(c) There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable) on any of the assets of Valley, VNB, and each of their Subsidiaries.

(d) (i) Valley, VNB and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Valley, VNB and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley.

4.10 Valley Benefit Plans.

(a) “Valley Benefit Plan” means any of the following that has been adopted, maintained, sponsored in whole or in part by, or contributed to or required to be contributed to, by any of Valley or its Subsidiaries or any entity which together with Valley or its Subsidiaries would be treated as a single employer under Code Section 414 (each, a “Valley ERISA Affiliate”) for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate or with respect to which Valley or any Valley ERISA Affiliate has or may have any obligation or liability: each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, stock appreciation rights, employee stock ownership, share purchase, severance pay, vacation, bonus, incentive, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom, understanding, agreement, or arrangement providing compensation or other benefits. Each Valley Benefit Plan is and has been maintained in all material respects in compliance with the terms of such Valley Benefit Plan, and in compliance with the applicable requirements of the Code, ERISA, and any other applicable laws. Each Valley Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or uses a pre-approved document that is the subject of a favorable opinion letter from the IRS on which Valley or its Subsidiary is entitled to rely. To Valley’s knowledge, nothing has occurred and no circumstance exists that would be reasonably expected to adversely affect the qualified status of such Valley Benefit Plan.

(b) Neither Valley nor any Valley ERISA Affiliate has at any time been a party to or maintained, sponsored, contributed to or has been obligated to contribute to, or had any material liability with respect to, or would reasonably be expected to have any such obligation to contribute to or material liability with respect to: (i) any plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3)), (iii) a “multiple employer plan” (within the meaning of ERISA or the Code), (iv) a self-funded health or welfare benefit plan, (v) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code), or (vi) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(c) With respect to any Valley Benefit Plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, none of the following has occurred or existed, nor will any of the following occur or exist as a result of the transactions contemplated by this Agreement: (i) a failure to make on a timely basis any contribution (including, without limitation, any instalment) required under Section 302 or 303 of ERISA or Section 412 of the Code; (ii) the filing of an application for a waiver described in Section 412(c) of the Code and Section 303 of ERISA; (iii) a “reportable event” within the meaning of ERISA Section 4043, for which the notice requirement is not waived by the regulations thereunder; (iv) an event or condition which presents a material risk of a plan termination or any other event that may cause the Valley or any Valley ERISA Affiliate to incur liability or have a lien imposed on its assets under Title IV of ERISA; or (v) “unfunded benefit liabilities” within the meaning of ERISA Section 4001(a)(18). The actuarial present value of the accumulated plan benefits (whether or not vested) under such Valley Benefit Plan as of the last day of its most recent plan year did not exceed the market value of the assets allocable thereto, and, since such date, there has been no material adverse change in the financial condition of such Valley Benefit Plan.

4.11 Compliance with Applicable Law.

(a) Each of Valley and the Valley Subsidiaries (i) holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business as now conducted and there has occurred no material default under any such licenses, franchises, permits and authorizations and to the knowledge of Westchester, no suspension or cancellation of any such licenses, franchises, permits and authorizations is threatened, except where the failure to hold such license, franchise, permit or authorization has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley, and (ii) has complied with and is not in default in any respect under any applicable law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to Valley or any of its Subsidiaries, including consumer, community and fair lending laws, other than where any non-compliance or default has not had, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley, and subject to Section 8.15, neither Valley nor any of the Valley Subsidiaries, since January 1, 2018, has received written notice of such violation of any of the above that has not been cured.

(b) Without limiting the foregoing, (i) VNB has complied in all material respects with the CRA, (ii) VNB has received a rating of “satisfactory” or better in its most recent CRA evaluation from the OCC and Valley does not have any knowledge of any fact or circumstance or set of facts or circumstances that would reasonably be expected to result in VNB having its current rating lowered such that it is no longer “satisfactory” or better, and (iii) to Valley’s knowledge, no person or group would object to the consummation of the Merger due to the CRA performance of or rating of VNB. Since January 1, 2018, no person or group has adversely commented in writing or, to the knowledge of Valley, orally upon VNB’s CRA performance.

4.12 Agreements with Bank Regulators. Subject to Section 8.15, neither Valley nor any Valley Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Westchester by Valley prior to the date of this Agreement, nor has Valley been advised in writing or, to the knowledge of Valley, orally, by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Subject to Section 8.15, neither Valley nor any Valley Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a Federal banking agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Westchester by Valley prior to the date of this Agreement.

4.13 Reserves.

(a) The allowance for loan and lease losses in the Valley Financial Statements, was, as of December 31, 2020, (i) adequate under GAAP, and (ii) adequate under all regulatory requirements applicable to financial institutions.

(b) As of December 31, 2020, the reserve for Taxes as calculated under and required under FIN 48 is adequate for all contingencies and includes all reasonably possible contingencies.

4.14 Reorganization. Neither Valley nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 SEC Documents; Other Reports; Internal and Disclosure Controls.

(a) Valley has filed all reports, schedules, registration statements and other documents, together with amendments thereto, required to be filed with the SEC since January 1, 2018 (the “Valley SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Valley SEC Reports complied, and each such Valley SEC Report filed subsequent to the date hereof will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Valley SEC Reports. None of Valley’s Significant Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of Valley has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act and to the knowledge of Valley no enforcement action has been initiated against Valley by the SEC relating to disclosures contained in any Valley SEC Report.

(b) Valley and each of its Significant Subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2018 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith. No Governmental Entity has initiated any proceeding or, to the knowledge of Valley, threatened an investigation into the business or operations of Valley or any of its Significant Subsidiaries since January 1, 2018. There is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, Valley or any of its Subsidiaries.

(c) Valley and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Valley (A) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Valley and its Subsidiaries is made known to the management of Valley by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Valley SEC Reports, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Valley’s auditors and the audit committee of Valley’s Board (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Valley’s ability to record, process, summarize and report financial data and have identified for Valley’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Valley’s internal controls. Valley’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective.

(d) Since January 1, 2018, neither Valley nor any of its Subsidiaries nor, to the knowledge of Valley, any member of Valley’s Board of Directors or executive officer of Valley or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Valley or any of its Subsidiaries or their respective internal accounting controls including any material complaint, allegation, assertion or claim that Valley or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Valley or any of its Subsidiaries, whether or not employed by Valley or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Valley or any of its officers, directors, employees or agents to any member of Valley’s Board of Directors or any executive officer of Valley.

4.16 Reports. VNB has, since January 1, 2018, duly filed with the OCC, and Valley has duly filed with the FRB, in correct form all reports required to be filed under applicable laws and regulations, and, subject to Section 8.15, Valley promptly has made available to Valley true, correct and complete copies of such documentation.

4.17 Questionable Payments. To Valley’s knowledge, neither Valley, VNB nor any of their Subsidiaries or affiliates has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government.

4.18 Anti-Money Laundering Laws. Valley has no knowledge of, nor has it been advised in writing or, to the knowledge of Valley, orally, or has reason to believe that any facts or circumstances exist that would cause Valley, VNB or any of their Subsidiaries: (i) to be deemed to have knowingly acted, by itself or in conjunction with another, in any act in connection with Money Laundering as defined in the U.S. Anti-Money Laundering Laws, (ii) to be deemed to have knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Money Laundering; or (iii) to be deemed to be operating in violation of the U.S. Anti-Money Laundering Laws. The Valley’s Board of Directors and VNB has adopted, and has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with the U.S. Anti-Money Laundering Laws and has kept and filed all material reports and other necessary material documents as required by such laws.

4.19 OFAC. None of Valley, VNB, their Subsidiaries or any director or officer or, to the knowledge of Valley, any representatives or other person acting on behalf of Valley, VNB or their respective Subsidiaries (a) engaged in any services (including financial services), transfers of goods, software, or technology, or any other business activity related to (i) Sanctioned Countries, (ii) the government of any Sanctioned Country, (iii) any person, entity or organization located in, resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any person made subject of any Sanctions, (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States law, (c) is a person currently the subject of any Sanctions or (d) is located, organized or resident in any Sanctioned Country. Valley and VNB have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance.

4.20 Environmental Matters.

(a) To Valley’s knowledge, (i) Valley and each of its Subsidiaries are in compliance with and have complied with all applicable Environmental Laws, (ii) neither Valley nor any of its Subsidiaries has any liability known or unknown, contingent or absolute, under any Environmental Law, nor is Valley or any Subsidiary responsible for any such liability of any other person or entity under any Environmental Law, whether by contract, by operation of law or otherwise, (iii) neither Valley nor any Valley Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that Valley or such Valley Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) may be in violation of any Environmental Law or may have any liability under any Environmental Law, and (iv) no toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any Valley Property in any manner that violates or, after the lapse of time is reasonably likely to violate, any Environmental Law.

4.21 Investment Securities.

(a) Except for investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and pledges to secure Federal Home Loan Bank or Federal Reserve Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the Ordinary Course and restrictions that exist for securities to be classified as “held to maturity,” Valley and its Subsidiaries have good title in all material respects to all securities and commodities owned by it and none of the investment securities held by Valley or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(b) Each of Valley and its Subsidiaries employs to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Valley believes are prudent and reasonable in the context of their respective businesses, and each of Valley and its Subsidiaries has, since January 1, 2018, been in compliance with such policies, practices and procedures in all material respects.

(c) Neither Valley nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Valley Financial Statements and is a derivative contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the Ordinary Course of business, consistent with regulatory requirements.

4.22 Statements True and Correct.

(a) None of the information supplied or to be supplied by any of Valley or its Subsidiaries or any affiliate thereof for inclusion (including by incorporation by reference) in the Registration Statement to be filed by Valley with the SEC will, when supplied or when the Registration Statement becomes effective (or when incorporated by reference), be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. The portions of the Registration Statement and the Proxy Statement-Prospectus relating to Valley and its Subsidiaries and other portions within the reasonable control of Valley and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder at the time the Registration Statement becomes effective and at the time the Proxy Statement-Prospectus is filed with the SEC and first mailed.

(b) None of the information supplied or to be supplied by any of Valley or its Subsidiaries or any affiliate thereof for inclusion (including by incorporation by reference) in the Proxy Statement-Prospectus, and any other documents to be filed by Valley or its Subsidiaries or any affiliate thereof with any Governmental Entity in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed (or when incorporated by reference), and with respect to the Proxy Statement-Prospectus, when first mailed to the stockholders of Valley, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement-Prospectus or any amendment thereof or supplement thereto, at the time of the Westchester Stockholders Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Westchester Stockholders Meeting.

ARTICLE V— COVENANTS OF THE PARTIES

5.1 Conduct of the Business of Westchester and Valley. During the period from the date of this Agreement to the Effective Time, each of Westchester and Valley shall, and shall cause each of its respective Significant Subsidiaries to, conduct its respective business and engage in transactions permitted hereunder only in the Ordinary Course Each of Westchester and Valley also shall use its commercially reasonable efforts to preserve its business organization and that of its respective Significant Subsidiaries intact and maintain its rights, franchises and existing relations with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and employees. Notwithstanding anything to the contrary set forth in this Section 5.1 and Section 5.2, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Westchester will use its commercially reasonable efforts to provide Valley with prior written notice of any actions Westchester or any Westchester Subsidiary takes with respect to the Pandemic, including Pandemic Measures, that differ from or are inconsistent with actions taken by Westchester with respect to the Pandemic prior to the date of this Agreement.

5.2 Negative Covenants and Dividend Covenants. (a) Westchester agrees that from the date hereof to the Effective Time, except as otherwise approved by Valley in writing (such approval not to be unreasonably withheld, conditioned or delayed, or as otherwise permitted or required by this Agreement, it will not, nor will it permit any of its Significant Subsidiaries to:

(i) change any provision of the Westchester Charter Documents;

(ii) change the number of shares of its authorized or issued capital stock (other than the issuance of capital stock in connection with the exercise of any Westchester Stock Options in accordance with the terms in effect on the date hereof) or issue, grant, amend or accelerate any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Westchester or any Westchester Subsidiary or any securities convertible into shares of such stock, or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(iii) repurchase any Westchester Common Stock or any other capital stock of Westchester except in connection with the exercise of any Westchester Stock Option;

(iv) (A) grant any severance or termination pay to, or enter into or amend any employment agreement with, any of its directors, officers or senior employees, adopt any new employee benefit plan or arrangement of any type or amend any such existing benefit plan or arrangement (other than amendments required to comply with applicable law and regulations) or grant any salary or wage increase, in each case other than in the Ordinary Course, and specifically with respect to annual increases in base compensation not to exceed three percent (3.0%) individually or five percent (5.0%) in the aggregate, (B) increase any employee benefit or pay any incentive, commission or bonus payments, other than the payment of incentive, commission, and bonuses required in accordance with the terms of a Westchester Benefit Plan in effect on the date hereof and provided to Valley, without the exercise of any upward discretion, or grant any equity compensation or (C) hire any officer, employee, independent contractor or consultant who has annual base compensation greater than $120,000;

(v) sell or dispose of any assets with a market value greater than $200,000 or incur any liability with a principal balance greater than $200,000 other than in the Ordinary Course;

(vi) (A) make any capital expenditures or (B) enter into any new service agreement or similar contract not terminable by Westchester within sixty (60) days and involving amounts in excess of $100,000 individually or $250,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to Valley;

(vii) file any applications or make any contract with respect to branching or site location or relocation;

(viii) agree to acquire in any manner whatsoever (other than to realize upon on collateral for a defaulted loan) any business or entity;

(ix) make any new investments in securities other than investments in government, municipal or agency bonds having a weighted average life or duration of not greater than five (5) years;

(x) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP or any applicable regulatory accounting requirements;

(xi) make or commit to make any new loan or other extension of credit in an amount of $15,000,000 or more;

(xii) renew for a period in excess of one year any existing loan or other extension of credit which renewal would require Westchester to advance additional funds so that the aggregate outstanding balance of such renewed loan or other extension of credit would be greater than $15,000,000, or increase the outstanding balance of such renewed loan or other extension of credit to an amount in excess of $15,000,000 to any one borrower or to any group of affiliated borrowers, except such renewals or increases that are committed as of the date of this Agreement and identified on the Westchester Disclosure Schedule and residential mortgage loans made in the Ordinary Course;

(xiii) settle any claim, action or proceeding involving any liability of Westchester or any of its Subsidiaries for money damages in excess of $100,000 or involving any material restrictions upon the operations of Westchester or any of its Subsidiaries;

(xiv) make any investment or commitment to invest in real estate, other than investments related to maintenance of owned or leased real estate used by Westchester as of the date hereof, or in any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

(xv) establish, or make any commitment relating to the establishment of, any new branch or other office facilities other than those for which all regulatory approvals have been obtained;

(xvi) elect or nominate to Westchester’s Board of Directors any person who is not a member of Westchester’s Board of Directors as of the date hereof;

(xvii) other than the issuance of deposits at market rates or the incurrence, extension, refinancing, guarantee, or modification of indebtedness in the Ordinary Course, incur, extend, guarantee, or modify any debt or financing of Westchester or its Subsidiaries with a maturity greater than eighteen (18) months;

(xviii) (i) enter into, renew, extend, modify, amend or terminate any (A) contract (1) with a term longer than one year or (2) that calls for aggregate payments of $100,000 or more, (B) Westchester Contract or any contract which would be a Westchester Contract if it were in existence on the date hereof, (C) contract referred to in Section 3.5 (or any other contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement), or (D) contract, plan, arrangement or other transaction of the type described in Section 3.20 or (ii) waive, release, compromise or assign any material rights or claims under any contract described in the foregoing clause (i);

(xix) enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management, interest rate, fee pricing or other material banking or operating policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof) or (ii) change its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans except as required by rules or policies imposed by a Governmental Entity;

(xx) except as required by applicable Regulatory Authorities, make any material changes in its policies and practices with respect to insurance policies including materially reduce the amount of insurance coverage currently in place or fail to renew or replace any existing insurance policies;

(xxi) materially change or restructure its investment securities portfolios, its investment securities practice or policies, its hedging practices or policies, or change its policies with respect to the classification or reporting of such portfolios or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or change its interest rate exposure through purchases, sales or otherwise, or the manner in which its investment securities portfolios are classified or reported;

(xxii) alter materially its interest rate or fee pricing policies with respect to depository accounts of any Westchester Subsidiary or waive any material fees with respect thereto;

(xxiii) cancel, compromise, waive, or release any material indebtedness owed to any person or any rights or claims held by any person, except for (i) sales of loans and sales of investment securities, in each case in the Ordinary Course or (ii) as expressly required by the terms of any contracts in force at the date of the Agreement;

(xxiv) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) this Agreement from qualifying as a plan of reorganization for purposes of Sections 354, 361, and 368 of the Code and within the meaning of Treasury Regulation section 1.368-2(g);

(xxv) take any action that would (i) impede, adversely affect or delay consummation of the transactions contemplated by this Agreement or the receipt of any approvals of any Governmental Entity or third party referenced in Section 5.7, (ii) result in any of the representations and warranties contained in ARTICLE III of this Agreement not being true and correct in any material respect at the Effective Time or that would result in any of its conditions to Closing set forth in Section 6.1 and 6.2 not to be satisfied or (iii) impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; or

(xxvi) agree to do any of the foregoing.

(b) Valley agrees that from the date hereof to the Effective Time, except as otherwise approved by Westchester in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as permitted or required by this Agreement, it will not, nor will it permit any of its Significant Subsidiaries to (i) amend the Valley Charter Documents in a manner that would require the approval of the stockholders of Valley, other than to increase its authorized capital stock, (ii) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP or any applicable regulatory accounting requirements, (iii) take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) take any action that would (A) impede, adversely affect or materially delay consummation of the transactions contemplated by this Agreement or the receipt of any approvals of any Governmental Entity or third party referenced in Section 5.7, (B) result in any of the representations and warranties contained in Article IV of this Agreement not being true and correct in any material respect at the Effective Time or that would result in any of its conditions to Closing set forth in Section 6.1 and 6.3 not to be satisfied, or (C) impair its ability to perform its obligations under this Agreement or to consummate the transactions or (v) agree to do any of the foregoing.

5.3 No Solicitation.

(a) Westchester and its Subsidiaries shall not, and Westchester and its Subsidiaries shall cause their respective representatives not to, (i) solicit, initiate, or encourage or facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal, (iii) adopt, approve, agree to, accept, endorse or recommend any Acquisition Proposal, or (iv) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any agreement contemplating or otherwise relating to any Acquisition Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.3 by any Subsidiary or any representative of Westchester or its Subsidiaries shall constitute a breach of this Section 5.3 by Westchester. In addition to the foregoing, Westchester shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

(b) Notwithstanding anything to the contrary in Section 5.3(a), if prior, but not after, the time the Westchester Stockholder Approval is obtained, (i) Westchester receives, after the execution of this Agreement, an unsolicited bona fide Acquisition Proposal from a person other than Valley, and (ii) Westchester’s Board of Directors concludes in good faith (A) that, after consulting with its financial advisor and outside legal counsel, such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to result in a Superior Proposal and (B) after consultation with its financial advisor and outside legal counsel, that it would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, Westchester may, and may permit its Subsidiaries and its representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with respect to such Acquisition Proposal; provided, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into an agreement with such third party on terms substantially similar to and no more favorable in the aggregate to such third party than those contained in the Confidentiality Agreement (including any standstill agreement contained therein) between Valley and Westchester dated May 10, 2021 (the “Confidentiality Agreement”) and any non-public information provided to any person given access to nonpublic information shall have previously been provided to Valley or shall be provided to Valley prior to or concurrently with the time it is provided to such person. Westchester will (A) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Valley with respect to any Acquisition Proposal, (B) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its affiliates or representatives is a party and (C) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(c) In addition to the obligations of Westchester set forth in this Agreement, in the event Westchester or any of its Subsidiaries or representatives receives (i) any Acquisition Proposal or (ii) any request for non-public information or to engage in negotiations that the Westchester directors believe would be reasonably expected to lead to or that contemplates an Acquisition Proposal, Westchester promptly (and in any event within twenty-four (24) hours of receipt) shall advise Valley in writing of the existence of the matters described in this clause (i) or (ii), together with the identity of the person making any such Acquisition Proposal or request and either (A) copy of such Acquisition Proposal, request or inquiry, if in writing, or (B) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral. Westchester shall keep Valley reasonably well informed respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request. Without limiting any of the foregoing, Westchester shall promptly (and in any event within twenty-four (24) hours) notify Valley in writing if it determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to Section 5.3(b) of this Agreement and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Westchester Stockholders Meeting (as such term is hereinafter defined), Westchester’s Board of Directors may make a Change in the Westchester Recommendation (as such term is hereinafter defined), although the resolution approving this Agreement as of the date hereof may not be rescinded or amended, if (i) Westchester has received a Superior Proposal (after giving effect to the terms of any revised offer by Valley pursuant to this Section 5.3(d)), and (ii) Westchester’s Board of Directors has determined in good faith, after consultation with its financial advisor and outside legal counsel, that it would be reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law to make or continue to make the Westchester Recommendation; provided, that Westchester’s Board of Directors may not take the actions set forth in this Section 5.3(d) unless:

(i) Westchester has complied in all material respects with this Section 5.3;

(ii) Westchester has provided Valley at least four (4) business days prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including all necessary information under Section 5.3(c));

(iii) during such four (4) business day period, Westchester has and has caused its financial advisors and outside legal counsel to, consider and negotiate with Valley in good faith (to the extent Valley desires to so negotiate) regarding any proposals, adjustments or modifications to the terms and conditions of this Agreement proposed by Valley; and

(iv) Westchester’s Board of Directors has determined in good faith, after consultation with its financial advisor and outside legal counsel and considering the results of such negotiations and giving effect to any proposals, amendments or modifications proposed to by Valley, if any, that such Superior Proposal remains a Superior Proposal and that it would nevertheless be inconsistent with the director’s fiduciary duties under applicable law to make or continue to make the Westchester Recommendation.

Any material amendment to any Acquisition Proposal, will be deemed to be a new Acquisition Proposal for purposes of this Section 5.3(d) and will require a new determination and notice period as referred to in this Section 5.3(d).

(e) Nothing contained in this Agreement shall prevent Westchester’s Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such rules and disclosures will in no way eliminate or modify the effect that any action pursuant to such rules or any such disclosures would otherwise have under this Agreement. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable law), without more, constitute a Change in the Westchester Recommendation; provided that in such disclosure Westchester’s Board of Directors expressly reaffirms the Westchester Recommendation.

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, a tender or exchange offer to acquire twenty-five percent (25%) or more of the voting power in Westchester or any of its Subsidiaries, a proposal for a merger, consolidation, or other business combination involving Westchester or any of its Subsidiaries or any other proposal or offer to acquire in any manner twenty-five (25%) or more of the voting power in, or twenty-five (25%) or more of the business, assets or deposits of, Westchester or any of its Subsidiaries.

(ii) “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from twenty-five percent (25%) to fifty percent (50%)) that Westchester’s Board of Directors concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby (including taking into account any adjustment to the terms and conditions proposed by Valley in response to such Acquisition Proposal), (1) after receiving the advice of its financial advisor (which shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein), and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors.

5.4 Current Information. During the period from the date of this Agreement to the Effective Time, Westchester will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Valley regarding Westchester’s business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. Without limiting the foregoing, Westchester shall provide Valley, on a monthly basis, (i) financial statements, (ii) a list of securities purchased, (iii) monthly advances, (iv) all documentation required to be filed with the NYDFS, the FDIC and the FRB under applicable laws and regulations and (v) a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit in excess of $750,000, or any increase by $750,000 or more in any customer’s aggregate credit outstanding or lease commitment (whether or not subject to prior approval under Section 5.2), and provide Valley with a copy of, and the opportunity to discuss, the relevant documentation for any such loan, extension of credit, lease, or renewal upon request. Notwithstanding any other provision contained in this Agreement, neither Valley nor any Valley Subsidiary shall under any circumstance be permitted to exercise control of Westchester or any Westchester Subsidiary prior to the Effective Time. As soon as reasonably available, but in no event more than forty-five (45) days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Effective Time, Westchester will deliver to Valley TWB’s call reports filed with the NYDFS and the FDIC.

5.5 Access to Properties and Records; Confidentiality.

(a) On reasonable advance written notice, Westchester and TWB shall permit Valley and its representatives, and Valley and VNB shall permit Westchester and its representatives, accompanied by an officer of the respective party, reasonable access during normal business hours to their respective properties, and shall make available to Valley and its representatives or Westchester and its representatives as the case may be, all books, papers and records relating to their respective assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), Tax records, minute books of directors’ and stockholders’ meetings, charter documents, material contracts and agreements, filings with any regulatory authority, independent auditors’ work papers (subject to the receipt by such auditors of a standard access representation letter), litigation files, plans affecting employees, and any other business activities or prospects in which Valley and its representatives or Westchester and its representatives may have a reasonable interest. Neither Valley nor Westchester nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Valley’s or Westchester’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity applicable to the other party, fiduciary duty or binding contract entered into prior to the date of this Agreement or to the extent that Valley or Westchester may impose any reasonable restrictions with respect to in-person access in light of the Pandemic or the Pandemic Measures, including the health and safety of its employees. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Westchester acknowledges that Valley may be involved in discussions concerning potential acquisitions of banks and other entities and Valley shall not be obligated to disclose such information to Westchester except as such information is publicly disclosed by Valley.

(b) Each Party shall, and shall cause its Subsidiaries and representatives to, hold and use any information obtained in connection with this Agreement and in pursuit of the transactions contemplated hereby in accordance with the Confidentiality Agreement.

5.6 Regulatory Matters.

(a) For the purposes of holding the Westchester Stockholders Meeting (as such term is hereinafter defined) and qualifying under applicable federal and state securities laws the Valley Common Stock to be issued to Westchester stockholders in connection with the Merger, as soon as practicable and no later than sixty (60) days following the date of this Agreement, subject to full cooperation of both parties and their respective advisors and accountants, the parties shall (i) jointly prepare, and Valley shall file with the SEC, a Registration Statement on Form S-4, including a prospectus and (ii) jointly prepare, a proxy statement, satisfying all applicable requirements of applicable state and federal laws, including the Securities Act, the Exchange Act and applicable state securities laws and the rules and regulations thereunder (such proxy statement and prospectus in the form mailed by Westchester to its stockholders together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus” and the various documents to be filed by Valley under the Securities Act with the SEC to register the Valley Common Stock for sale, including the Proxy Statement-Prospectus, are referred to herein as the “Registration Statement”). Prior to the filing of the Proxy Statement-Prospectus and the Registration Statement, each party shall consult with the other party with respect to such filings and shall afford the other party and their representatives reasonable opportunity to comment thereon. Westchester shall mail or deliver the Proxy Statement/Prospectus to its shareholders promptly following the date of effectiveness of the Registration Statement.

(b) Each party shall furnish to the other party with such information concerning itself and its affiliates as is necessary comply with Section 5.6(a) hereof. Each party agrees promptly to advise the other party if at any time prior to the Effective Time, any information provided by such party in the Proxy Statement-Prospectus or Registration Statement becomes incorrect or incomplete in any material respect and promptly to provide the information needed to correct such inaccuracy or omission. Each party shall promptly furnish to the other party such supplemental information as may be necessary to comply with Section 5.6(a). The information relating to a party to be provided for inclusion or incorporation by reference in the Proxy Statement-Prospectus or Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

(c) Valley shall as promptly as practicable make such filings, if any, as are necessary in connection with the offering of the Valley Common Stock with applicable state securities agencies and shall use commercially reasonable efforts to qualify the offering of such stock under applicable state securities laws at the earliest practicable date. Westchester shall promptly furnish Valley with such information regarding Westchester stockholders as Valley requires to enable it to determine what filings are required hereunder. Westchester authorizes Valley to utilize in such filings the information concerning Westchester and TWB provided to Valley in connection with, or contained in, the Proxy Statement-Prospectus. Valley shall furnish Westchester’s counsel with copies of all such filings and keep Westchester advised of the status thereof. Valley shall promptly notify Westchester of all communications, oral or written, with the SEC concerning the Registration Statement and the Proxy Statement-Prospectus.

(d) Valley shall cause the Valley Common Stock issuable pursuant to the Merger, to be listed on the Nasdaq Global Select Market (the “Nasdaq”) at the Effective Time.

(e) The parties hereto will cooperate with each other and use commercially reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Agreement as soon as possible, including those required by the SEC, the OCC, the FDIC, the FRB, the NYDFS, the Department of Treasury of New Jersey and the Delaware Department of State. Valley and VNB shall use their best efforts to cause their applications to the OCC and the FRB to be filed within sixty (60) days of the date of this Agreement. Westchester shall cooperate with Valley to provide all information requested in writing by Valley to complete such application as soon as possible, and in all events within ten (10) days of request from Valley. Each of Valley and Westchester shall use its commercially reasonable efforts to resolve objections, if any, which may be asserted with respect to this Agreement or the transactions contemplated hereby under any applicable law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity or by any Governmental Entity.

(f) Each of Valley and Westchester shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all written information submitted to any third party or Governmental Entity in connection with the transactions contemplated by this Agreement, provided, that Westchester shall not have the right to review portions of material filed by Valley with a Governmental Entity that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. In exercising the foregoing right, each of the parties agrees to act reasonably and as promptly as practicable. Each party agrees that it will consult with the other party with respect to the obtaining of all consents and approvals of third parties and Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby, including advising the other party upon receiving any communication from a Governmental Entity the consents and approvals of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required consents and approvals from a Governmental Entity will not be obtained or that the receipt of such consents and approvals may be materially delayed. Except for non-material routine communications between counsel and a Governmental Entity relating to the regulatory approval process or status, each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement.

5.7 Approval of Westchester Stockholders.

(a) Subject to Section 5.3(d), Westchester will, (i) take all steps necessary duly to call, give notice of, convene and hold a meeting of the stockholders of Westchester (such meeting or any adjournment thereof, the “Westchester Stockholders Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of securing the Merger and the approval of stockholders of this Agreement, (ii) use its commercially reasonable efforts to obtain, as promptly as practicable, such approval. Westchester and Valley will cooperate with respect to each of the foregoing matters.

(b) Subject to Section 5.3(d), Westchester’s Board of Directors shall (i) recommend to its stockholders the approval of this Agreement and the transactions contemplated hereby (the “Westchester Recommendation”), (ii), include such Westchester Recommendation in the Registration Statement, and (iii) use its commercially reasonable efforts to obtain the Westchester Stockholder Approval. If requested by Valley, Westchester shall retain a proxy solicitor reasonably acceptable to, and on terms reasonably acceptable to, Valley in connection with obtaining the Westchester Stockholder Approval.

(c) Subject to Section 5.3(d), neither Westchester’s Board of Directors nor any committee thereof shall (i) withhold, withdraw, qualify or modify in a manner adverse to Valley, the Westchester Recommendation, (ii) fail to make the Westchester Recommendation or otherwise submit this Agreement to Westchester’s stockholders without recommendation, (iii) adopt, approve, agree to, accept, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Westchester Recommendation within ten (10) business days (or such fewer number of days as remains prior to Westchester Stockholders Meeting) after an Acquisition Proposal is made public or any request by Valley to do so, (E) take any action, or make any public statement, filing or release inconsistent with the Westchester Recommendation, or (F) publicly propose to do any of the foregoing (any of the foregoing being a “Change in the Westchester Recommendation”).

(d) Subject to Section 5.3(d), Westchester shall adjourn or postpone Westchester Stockholders Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Westchester Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Westchester shall also adjourn or postpone its Stockholders Meeting if, as of the time for which such meeting is scheduled, Westchester has not recorded proxies representing a sufficient number of shares necessary to obtain the Westchester Stockholder Approval.

5.8 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to the Closing and to consummate and make effective the transactions contemplated by this Agreement, including using commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and using its commercially reasonable efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is otherwise a party or subject or threatened to be made a party or subject) in connection with consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

5.9 Public Announcements. Westchester and Valley will consult with each other before issuing, and will cooperate with each other in the development and distribution of, all press release and any other public disclosure with respect to this Agreement or any of the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, that a party may, without the prior consent of the other party (but after consultation with the other party), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

5.10 Failure to Fulfil Conditions. Westchester and Valley shall each promptly advise the other of any fact, change, event, effect, condition, occurrence, development or circumstance (i) that has had, or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VI prior to April 30, 2022 (the “Cutoff Date”); provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 5.10 or the failure of any condition set forth in Section 6.2 or 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.2 or 6.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to Valley.

5.11 Indemnification.

(a) For a period of six (6) years after the Effective Time, to the fullest extent permitted under Westchester’s Charter Documents of Westchester as in effect as of the date of this Agreement, Valley shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Westchester or its Subsidiaries (collectively, the “Westchester Indemnitees”) against any and all claims, damages, liabilities, losses, costs, charges, expenses (including reasonable costs of investigation, and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Westchester Indemnitee (“Costs”) by reason of the fact that he or she is or was a director or officer of Westchester or its Subsidiaries, acted as a director or officer of a third party at the request of Westchester or its Subsidiaries or acted as a benefits plan fiduciary, in connection with, arising out of or relating to any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) (each a “Claim” and collectively, “Claims”), including any Claim which is based upon, arises out of or in any way relates to the Merger, this Agreement, any of the transactions contemplated by this Agreement, the Westchester Indemnitee’s service as a member of Westchester’s Board of Directors or any of its Subsidiaries or any committee thereof, the events leading up to the execution of this Agreement, any statement, announcement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, in each case to the fullest extent which Westchester or any of its Subsidiaries, as applicable, would have been permitted under any applicable law, statute, order, rule, regulation, judgment, writ, decree, injunction, policy and/or guideline of any Governmental Entity and the Westchester Charter Documents had the Merger not occurred (and Valley shall also advance expenses as incurred to the fullest extent so permitted); provided, however, that all rights to indemnification in respect of any Claim asserted or made within such six (6) year period shall continue until the final disposition of such Claim.

(b) From and after the Effective Time, Valley shall assume and honor any obligation of Westchester as of the date hereof with respect to the indemnification of the Westchester Indemnitees arising out of the Westchester Charter Documents or arising out of any written indemnification agreements between Westchester and such persons disclosed in the Westchester Disclosure Schedule and made available to Valley, as if such obligations were pursuant to a contract or arrangement between Valley and such Westchester Indemnitees.

(c) In the event Valley or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Valley assume the obligations set forth in this Section 5.11.

(d) Valley shall cause Westchester’s and TWB’s officers and directors to be covered, for a period of six (6) years after the Effective Time, at Valley’s option, under (i) Valley’s then current officers’ and directors’ liability insurance policy (providing substantially similar coverage to Westchester’s and TWB’s officers and directors as such officers and directors had under Westchester’s existing policy), or (ii) an extension of Westchester’s existing officers’ and directors’ liability insurance policy. However, Valley shall only be required to insure such persons upon terms and for coverages substantially similar to Westchester’s existing officers’ and directors’ liability insurance, and if such annual coverage would cost more than three hundred percent (300%) of the annual premium currently paid by Westchester for such coverage, then Valley shall be required only to obtain such coverage as may be obtained by an expenditure equal to three hundred percent (300%) of the annual premium currently paid by Westchester for such coverage.

(e) Any Westchester Indemnitee wishing to claim indemnification under this Section 5.11 shall promptly notify Valley upon learning of any Claim, but the failure to so notify shall not relieve Valley of any liability it may have to such Westchester Indemnitee if such failure does not materially prejudice Valley.

5.12 Employment Matters; Other Post-Closing Items.

(a) Before or following consummation of the Merger, Valley will decide whether to continue each of the Westchester Benefit Plans for the benefit of employees of TWB and Westchester, or to have such employees become covered under a Valley benefit plan in accordance with the terms of the relevant Valley benefit plans. Subject to the foregoing, following consummation of the Merger, Valley shall make available to all employees and officers of Westchester who become employed by VNB coverage under the benefit plans generally available to VNB’s employees and officers (including pension and health and hospitalization) on the terms and conditions available to VNB’s employees and officers in Valley or VNB medical and dental plans for Westchester employees and their dependents. No prior existing condition limitation not currently imposed by Westchester or TWB medical or dental plans shall be imposed with respect to Valley’s or VNB’s medical and dental plans on Westchester or TWB employees. Westchester and TWB employees shall receive credit for any deductibles paid under Westchester and TWB existing medical and dental plans. Westchester employees will be given credit for eligibility and vesting purposes (but not for benefit accrual purposes) under Valley’s or VNB’s medical, life, vacation, sick leave, disability and other welfare plans for prior service with Westchester, and Westchester employees will be granted credit for such prior service with Westchester solely for purposes of eligibility and vesting under Valley’s or VNB’s 401(k) plan. No Westchester employee will be given credit for prior service under Valley’s or VNB’s defined benefit pension plan for any purpose.

(b) Except for Westchester and TWB employees who have individual severance or similar contractual agreement, following the consummation of the Merger and for one year thereafter, VNB shall pay severance to Westchester and TWB employees who are involuntarily terminated by Valley or VNB for reasons other than cause in accordance with Westchester Disclosure Schedule.

(c) Valley, VNB, Westchester and TWB shall cooperate to develop, implement and communicate to key employees of Westchester and TWB a retention program designed to retain the services of such key employees through the Effective Time and for a period of time thereafter as Valley and VNB may determine consistent with their respective business needs.

(d) Valley and VNB may, in their discretion within thirty (30) days prior to the Effective Time, direct Westchester and TWB to terminate any or all nonqualified deferred compensation plans, programs and arrangements sponsored by them in a manner that does not materially adversely affect the rights of participants to benefits earned through the Effective Time of the change in control of Westchester. Upon receipt of such a direction Westchester and TWB shall take all requisite action to implement it.

Nothing in this Section 5.12 shall (i) be deemed or construed to be an amendment or other modification of any Westchester Benefit Plan or Valley employee benefit plan, or (ii) create any third party rights in any current or former employee, director or other service provider of Westchester, Valley, or any of their respective affiliates (or any beneficiaries or dependents thereof.

5.13 Tax Treatment.

(a) The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income Tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Westchester and Valley shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Valley nor any affiliate knowingly shall take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, Westchester does not know of any reason why it would not be able to deliver to Covington & Burling LLP (“Covington”) and to Goodwin Procter LLP (“Goodwin”) certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable Covington and Goodwin to deliver the legal opinions contemplated by Section 6.1(d), and Westchester hereby agrees to deliver such certificates effective as of the date of such opinions to Covington and to Goodwin.

(c) As of the date hereof, Valley does not know of any reason why it would not be able to deliver to Covington and Goodwin certificates substantially in compliance with the IRS Guidelines, with reasonable or customary exceptions and modifications thereto, to enable Covington and Goodwin to deliver the legal opinions contemplated by Section 6.1(d), and Valley hereby agrees to deliver such certificates effective as of the date of such opinions to Covington and Goodwin.

(d) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each party shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and shall not take any inconsistent position therewith in any Tax Return.

(e) Prior to Closing, Westchester shall (i) deliver to Valley and mail to the IRS in accordance with Treasury Regulation Section 1.897-2(h) (1) a statement, in form and substance satisfactory to Valley, certifying that Westchester, TWB, and each of their Subsidiaries is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code, which statement shall satisfy the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), together with (2) a notice prepared and executed in accordance with Treasury Regulations Section 1.897-2(h) to the IRS; and (ii) together therewith, furnish to Valley proof of mailing the items described in subclause (i).

5.14 Bank Policies and Bank Mergers. Notwithstanding that Westchester believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Westchester recognizes that Valley may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time and in order to formulate the plan of integration for the Bank Merger, Westchester and Valley shall consult and cooperate with each other with respect to (i) conforming to the extent appropriate, based upon such consultation, Westchester’s loan, accrual and reserve policies and Westchester’s other policies and procedures regarding applicable regulatory matters, including FRB, U.S. Anti-Money Laundering Laws and FDIC matters, to those policies of Valley as Valley may reasonably identify to Westchester from time to time, (ii) conforming, based upon such consultation, the composition of the investment portfolio and overall asset/liability management position of Westchester and TWB to the extent appropriate, and (iii) developing a plan for the conversion of Westchester’s systems and processes to those of Valley’s so that such conversion can be implemented as soon as practicable following the Effective Time; provided that any required change in Westchester’s practices in connection with the matters described above need not be effected (A) more than five (5) days prior to the Effective Time and (B) unless and until all necessary regulatory, governmental and stockholder approvals and consents have been received, all statutory waiting periods in respect thereof have expired, Valley agrees in writing that all conditions precedent to the Closing have occurred (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), and Valley has provided the Closing Notice. No accrual or reserve made by Westchester or any Westchester Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 7.1(e) hereof.

5.15 Stockholder Litigation. Westchester shall give Valley the opportunity to participate at Valley’s own expense in the defense or settlement of any stockholder litigation against Westchester and/or its directors or other affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Valley’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.16 Takeover Statutes. None of Valley or Westchester or their respective board of directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Valley and Westchester and the members of their respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

ARTICLE VI— CLOSING CONDITIONS

6.1 Conditions of Each Party’s Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

(a) Approval of Stockholders. This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the requisite vote of the stockholders of Westchester.

(b) Regulatory Approvals. All regulatory or governmental approvals and consents (including any required approval of the OCC and any approval or waiver required by the FRB) required to consummate the transactions contemplated hereby (the “Requisite Regulatory Approvals”) shall have been obtained and shall remain in full force and effect. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all statutory waiting periods in respect thereof shall have expired. Both VNB and TWB shall have taken all necessary action to consummate the Bank Merger simultaneously with the Merger at the Effective Time.

(c) Legal Proceedings. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order against a party or its Subsidiaries or a third party or taken any other action that would have the effect of prohibiting, restricting or making illegal completion of the Merger or the Bank Merger.

(d) Tax Opinions. Valley shall have received a written opinion from Covington, and Westchester shall have received a written opinion from Goodwin to the effect that (i) the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such tax opinions, Covington and Goodwin shall be entitled to rely upon representations of officers of Valley and Westchester reasonably satisfactory in form and substance to such counsel.

(e) Nasdaq Listing. The Valley Common Stock shall have been approved for listing on the Nasdaq.

(f) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

6.2 Conditions to the Obligations of Valley Under this Agreement. The obligations of Valley under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Westchester. For purposes of this 6.2(a), the accuracy of the representations and warranties of Westchester contained in this Agreement shall be assessed as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date). The representations and warranties set forth in Sections 3.1, 3.2(a) (except for inaccuracies which are de minimis in amount), 3.2(d), 3.2(e), 3.3, 3.6, and 3.19 shall be true and correct in all respects. The representations and warranties set forth in each other section in ARTICLE III shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “knowledge” of any person shall be deemed not to include such qualifications. Westchester shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date.

(b) Certificates. Westchester shall have furnished Valley with such certificates of its officers or other documents to evidence fulfilment of the conditions set forth in this Section 6.2 as Valley may reasonably request.

(c) Dissenters’ Shares. As of the Effective Time, the holders of no more than five percent (5%) of the Westchester Common Stock shall have taken the actions required by Section 252, to qualify their Westchester Common Stock as Dissenters’ Shares.

6.3 Conditions to the Obligations of Westchester Under this Agreement. The obligations of Westchester under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Valley. Each of the representations and warranties of Valley contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date). The representations and warranties set forth in Sections 4.1, 4.2(a) (except for inaccuracies which are de minimis in amount), 4.2(b), 4.3, 4.6 and 4.12 shall be true and correct in all respects. The representations and warranties set forth in each other section in ARTICLE IV shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct has not had or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; provided, that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “knowledge” of any person shall be deemed not to include such qualifications. Valley shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date.

(b) Certificates. Valley shall have furnished Westchester with such certificates of its officers or others and such other documents to evidence fulfilment of the conditions set forth in this Section 6.3 as Westchester may reasonably request.

ARTICLE VII—TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Westchester:

(a) by mutual consent of Westchester and Valley;

(b) by either Valley or Westchester, upon written notice to the other party, in the event (i) (A) any Governmental Entity has denied a Requisite Regulatory Approval and such denial has become final, or has advised any party that it will not grant (or intends to rescind or revoke if previously approved) a Requisite Regulatory Approval or (B) any Governmental Entity shall have requested that Valley, Westchester or any of their respective affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within sixty (60) days, any application with respect to a Requisite Regulatory Approval, unless in each case the failure to obtain the Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein, (ii) any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have used its commercially reasonable efforts to contest, appeal and remove such law or order;

(c) by either Valley or Westchester, if the Merger shall not have been consummated on or before the Cutoff Date (or such later date as shall have been agreed to in writing by Valley and Westchester), provided, that no party may terminate this Agreement pursuant to this Section 7.1(c) if the failure of the Closing to have occurred on or before the Cutoff Date was due to such party’s material breach of any representation, warranty, covenant or agreement contained herein;

(d) by either Valley or Westchester if the approval of the stockholders of Westchester required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e) by either Valley or Westchester (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Cutoff Date, and which breach of a representation or warranty, would, individually or in the aggregate with other breaches, (i) result in a Material Adverse Effect with respect to the party committing such breach, or (ii) result in one or more of the conditions set forth in Sections 6.1, 6.2 (in case of a termination by Valley) or 6.3 (in case of termination by Westchester) not to be satisfied or not capable of being satisfied by the Cutoff Date;

(f) by Valley if, (i) Westchester or Westchester’s Board of Directors (or any committee thereof) has (A) effected a Change in Westchester Recommendation, (B) breached the terms of Sections 5.3 or 5.7 in any respect adverse to Valley, or (C) in response to the commencement (other than by Valley or a Subsidiary thereof) of a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Westchester Common Stock, recommended that the stockholders of Westchester tender their shares in such tender or exchange offer or otherwise failed to recommend that such stockholders reject such tender offer or exchange offer promptly upon written request of Valley, or (ii) any other event occurs that gives rise to the payment of a Termination Fee and Termination Expenses pursuant to Section 7.3 of this Agreement; or

(g) By Westchester if, prior to receiving Westchester Stockholders Approval, Westchester has received a Superior Proposal, and in accordance with Section 5.3 of this Agreement, has entered into an acquisition agreement with respect to the Superior Proposal, but only if prior to terminating this Agreement, Westchester (A) pays to Valley the Termination Fee pursuant to Section 7.3 hereof and (B) delivers to Valley a release signed by the parties to such acquisition agreement and any entity that controls such parties, which release shall be in form and substance reasonably satisfactory to Valley and shall irrevocably waive any right the releasing parties may have to challenge the payment to Valley of the Termination Fee and the payment to Valley of the Termination Expenses.

7.2 Effect of Termination. In the event of termination of this Agreement by either Valley or Westchester as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that (i) Sections 5.5(b), 5.9, Articles VII and VIII and the Confidentiality Agreement shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no such termination shall relieve the breaching party from liability resulting from any fraud or breach by that party of any provision of this Agreement.

7.3 Termination Fee; Expenses.

(a) In the event that at any time after the date of this Agreement Valley shall terminate this Agreement pursuant to Section 7.1(e), then Westchester shall pay to Valley on the date of such termination, by wire transfer of immediately available funds, an amount equal to the reasonable out-of-pocket expenses incurred by Valley in connection with the transactions contemplated by this Agreement (as itemized by Valley), up to $1,000,000 (the “Termination Expenses”).

(b) In the event that:

(i) (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to Westchester’s stockholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Westchester or Westchester’s Board of Directors and (B) this Agreement is thereafter terminated (x) by Westchester or Valley pursuant to Section 7.1(c) or Section 7.1(d), or (y) by Valley pursuant to Section 7.1(e), then, (I) Westchester shall pay to Valley, immediately upon such termination, by wire transfer of immediately available funds, the Termination Expenses, and, (II) if within 12 months after such termination, Westchester or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof), then Westchester shall pay Valley, on the earlier of the date of such execution or consummation, by wire transfer of immediately available funds, a fee of $8,500,000 (the “Termination Fee”); or

(ii) this Agreement is terminated by Valley pursuant to Section 7.1(f) or by Westchester pursuant to 7.1(g), then Westchester shall pay Valley, immediately upon such termination, by wire transfer of immediately available funds, the Termination Fee. If the Termination Fee shall be payable pursuant to subsection (i) of this Section 7.3(b), the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of a transaction contemplated by such Acquisition Proposal or the date of execution of a definitive agreement with respect to such Acquisition Proposal. If the Termination Fee shall be payable pursuant to subsection (ii) of this Section 7.3(b), the Termination Fee shall be paid in same-day funds within two (2) business days from the date of termination of this Agreement.

(c) The payment of the Termination Fee by Westchester pursuant to Section 7.3(b), constitutes liquidated damages and not a penalty, and shall be the sole monetary remedy of Valley, in the event of termination of this Agreement pursuant to Sections 7.1(c), 7.1(d), 7.1(e), 7.1(f) and 7.1(g). The parties acknowledge that the agreements contained in Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Westchester, as applicable, fails to pay any fee payable by it pursuant to this Section 7.3 when due, then Westchester, as applicable, shall pay to Valley, as applicable, its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. or any successor thereto from the date such payment was due under this Agreement until the date of payment.

ARTICLE VIII—MISCELLANEOUS

8.1 Expenses. Except as otherwise provided in Section 7.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including filing, registration and application fees, printing and mailing fees and legal, accounting and investment banking fees and expenses) shall be borne by the party incurring such costs and expenses, except that the cost of filing, printing and mailing the Registration Statement and the Proxy Statement-Prospectus shall be borne equally by the parties hereto if the transaction is terminated.

8.2 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (followed by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or by email (with receipt confirmed) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

(a) If to Valley, to:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Attn.: Ira Robbins, President and CEO

E-mail: irobbins@valley.com

Copy to:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Attn.: Ronald H. Janis, Esq., Senior Executive Vice President and General Counsel

E-mail: rjanis@valley.com

and to:

Covington & Burling LLP

One CityCenter

850 Tenth Street NW

Washington, DC 20001

Attn.: Frank M. Conner III

Email: rconner@cov.com;

Attention: Christopher J. DeCresce

Email: cdecresce@cov.com

Attention: Charlotte May

Email: cmay@cov.com

(b) If to Westchester, to:

The Westchester Bank Holding Corporation

12 Water Street

White Plains, New York 10601

Attn: John M. Tolomer

Email: jtolomer@twbusa.com

Copy to:

Goodwin Procter LLP

1900 N Street, NW

Washington, DC 20036

Attn: Matthew Dyckman

Email: mdyckman@goodwinlaw.com

8.3 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of each of the parties, whether before or after the Westchester Stockholders Approval has been obtained; provided, that after obtaining the Westchester Stockholders Approval, there shall be made no amendment that requires further approval by such stockholders.

8.4 Waivers. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective boards of directors, may, to the extent permitted by law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after the Westchester Stockholders Approval has been obtained, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply with an obligation, covenant, agreement or condition.

8.5 Parties in Interest. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, and shall inure to the benefit of and shall be enforceable by, Valley, Westchester, VNB and TWB and their respective successors and assigns.

8.6 Entire Agreement. This Agreement, the Disclosure Schedules hereto, the Confidentiality Agreement, the Bank Merger Agreement and the Voting Agreements (including the Exhibits, the schedules, and the other documents and instruments referred to herein) contain the entire agreement among the parties hereto with respect to the transactions contemplated by this Agreement and supersede all prior negotiations, arrangements or understandings, written or oral, with respect thereto, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement.

8.7 No Third Party Beneficiaries.

(a) Nothing in this Agreement, including the documents and instruments referenced to herein, express or implied, is intended to or shall confer upon any person other than Valley and Westchester any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b) Notwithstanding the foregoing clause, following the Effective Time (but not unless and until the Effective Time occurs), the provisions of Section 5.11 shall be enforceable by each Westchester Indemnitee described therein.

8.8 Severability. If any provision of this Agreement or the application thereof to any person (including the officers and directors of Westchester or Valley) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination, the parties hereto will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

8.9 Counterparts; PDF Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or any agreement or instrument entered into in connection with this Agreement or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party forever waives any such defense.

8.10 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof (except that matters relating to the fiduciary duties of the board of directors of Valley shall be subject to the laws of the State of New Jersey and that matters relating to the Bank Merger shall be subject to the laws of the United States to the extent they are mandatorily applicable). Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocable waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. The consent to jurisdiction set forth in this Section 8.10(a) shall not constitute a general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 8.10(a). The parties hereto agree that final judgment in any suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(b).

8.11 Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

8.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all parties. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The word “or” shall not be exclusive and “any” means “any and all.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. A reference to a document, agreement or instrument also refers to all addenda, exhibits or schedules thereto. A reference to any “copy” or “copies” of a document, agreement or instrument means a copy or copies that are complete and correct. Unless otherwise specified in this Agreement, all accounting terms used in this Agreement will be interpreted, and all accounting determinations under this Agreement will be made, in accordance with GAAP. Any capitalized terms used in any schedule, Exhibit or Disclosure Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “business day” shall mean any day other than a Saturday, a Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by law or executive order to close. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Merger and the Bank Merger. Any contract or law defined or referred to herein or in any contract that is referred to herein means such contract or law as from time to time amended, modified or supplemented, including (in the case of contracts) by waiver or consent and (in the case of law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein. The term “made available” means any document or other information that was (a) provided (whether by physical or electronic delivery) by one party or its representatives to the other party or its representatives at least two (2) business days prior to the date hereof, (b) included in the virtual data room (on a continuation basis without subsequent modification) of a party at least two (2) business days prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least two (2) business days prior to the date hereof.

8.13 Survival. All representations, warranties and agreements and covenants shall terminate as of the Effective Time except for those covenants and agreements included herein which by their terms apply in whole or in part after the Effective Time. The provisions of Section 5.5(b), 5.9, Articles VII and VIII and the Confidentiality Agreement, shall survive the termination of this Agreement.

8.14 Enforcement of Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties waives any defense in any action for specific performance that a remedy at law would be adequate.

8.15 Confidential Supervisory Information. Information and documents commonly known as “confidential supervisory information” that is prohibited from disclosure under 12 C.F.R. § 261.2(b), 12 C.F.R. § 309.5(g)(8), 12 C.F.R. § 4.32(b), or Section 36(10) of the New York Banking Law shall not be disclosed by any Party and nothing in this Agreement shall require such disclosure or be understood as constituting such disclosure. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

[Signature Page Follows]

IN WITNESS WHEREOF, Valley National Bancorp and The Westchester Bank Holding Corporation have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

VALLEY NATIONAL BANCORP

By:	/s/ Ira Robbins
Name:	Ira Robbins
Title:	President and CEO

THE WESTCHESTER BANK HOLDING CORPORATION

By:	/s/ John M. Tolomer
Name:	John M. Tolomer
Title:	President and CEO